    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 2003.


                           REGISTRATION NO. 333-34294
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                 POST-EFFECTIVE
                                 AMENDMENT NO. 6
                                       TO
                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                                ----------------

                             COLLEGIATE PACIFIC INC.
                 (Name of small business issuer in its charter)

          DELAWARE                        5091                   22-2795073
(State of other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
     of incorporation or       Classification Code Number)   Identification No.)
        organization)

       13950 SENLAC DRIVE, SUITE 100              MICHAEL J. BLUMENFELD
            DALLAS, TEXAS 75234                  CHIEF EXECUTIVE OFFICER
               972. 243.8100                  13950 SENLAC DRIVE, SUITE 100
(Address and telephone number of principal         DALLAS, TEXAS 75234
 executive offices and principal place of             972. 243.8100
                 business)                 (Name, address and telephone number
                                                  of agent for service)

                                   COPIES TO:
                                MICHAEL R. DOREY
                            SAYLES, LIDJI & WERBNER,
                           A PROFESSIONAL CORPORATION
                             4400 RENAISSANCE TOWER
                                 1201 ELM STREET
                               DALLAS, TEXAS 75270
                                  214.939.8700

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1993, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

Pursuant to Rule 429, this is a combined registration statement that relates to the securities previously registered by Form SB-2 Registration Statement, No. 333-64471, effective as of October 26, 1998, and the securities being registered by this registration statement.

                             COLLEGIATE PACIFIC INC.
                              CROSS REFERENCE SHEET

          FORM SB-2 ITEM NO. AND CAPTION                                   PROSPECTUS CAPTION
Item 1.   Front of Registration Statement and Outside Front Cover of       Outside Front Cover
          Prospectus
Item 2.   Inside Front Cover and Outside Back Cover Pages of Prospectus    Inside Front and Outside Back Cover
                                                                           Pages
Item 3.   Summary Information and Risk Factors                             Summary, Risk Factors
Item 4.   Use of Proceeds                                                  Summary -- Use of Proceeds
Item 5.   Determination of Offering Price                                  Not Applicable
Item 6.   Dilution                                                         Not Applicable
Item 7.   Selling Security Holders                                         Summary -- Selling Shareholder
Item 8.   Plan of Distribution                                             Summary -- Plan of Distribution
Item 9.   Legal Proceedings                                                The Company -- Legal Proceedings
Item 10.  Directors, Executive Officers, Promoters and Control Persons     Management - Executive Officers and
                                                                           Directors
Item 11.  Security Ownership of Certain Beneficial Owners and Management   Management - Security Ownership of
                                                                           Certain Beneficial Owners and Management
Item 12.  Description of Securities                                        Description of Securities
Item 13.  Interest of Named Experts and Counsel                            Not Applicable
Item 14.  Disclosure of Commission Position on Indemnification For         Indemnification
          Securities Act Liabilities
Item 15.  Organization Within Last Five Years                              Not Applicable
Item 16.  Description of Business                                          The Company - Business
Item 17.  Management's Discussion and Analysis or Plan of Operation        Management's Discussion and Analysis
                                                                           of Financial Condition and Results
                                                                           of Operations
Item 18.  Description of Property                                          The Company - Property
Item 19.  Certain Relationships and Related Transactions                   Management - Certain Relationships
                                                                           and Related Transactions

Item 20.  Market For Common Equity and Related Stockholder Matters         Market For Common Equity and Related
                                                                           Stockholder Matters
Item 21.  Executive Compensation                                           Management - Executive Compensation
Item 22.  Financial Statements                                             Index to Consolidated Financial
                                                                           Statements

Item 23.  Changes in and Disagreements with Accountants on Accounting and  Not Applicable
          Financial Disclosures

                             COLLEGIATE PACIFIC INC.

                    4,244,607 COMMON STOCK PURCHASE WARRANTS
                        5,321,874 SHARES OF COMMON STOCK

         This Prospectus relates to the issuance and resale of up to:

         - 4,244,607 Common Stock Purchase Warrants issued as a special dividend to each record holder of Common Stock as of May 26, 2000.

         - 4,244,607 shares of Common Stock issuable upon exercise of the Company's Common Stock Purchase Warrants.

         Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder. Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share, subject to adjustment, at any time prior to May 26, 2005.

         This Prospectus also relates to an offering of up to 677,267 shares of Common Stock by certain stockholders who previously held Notes of the Company. The Company privately sold Notes in the principal amount of $2,235,000 to certain officers and directors of the Company and certain third parties. The Note holders converted the Notes into 677,267 shares of Common Stock, based upon a conversion price of $3.30 per share, on April 19, 2000.

         In addition, this Prospectus relates to an offering of up to 400,000 shares of Common Stock by Michael J. Blumenfeld, the Company's Chief Executive Officer. Mr. Blumenfeld acquired those 400,000 shares through a Stock Purchase Agreement dated as of August 18, 1997, by and between Mr. Blumenfeld, Adam Blumenfeld and the Company. The 400,000 shares being registered by Mr. Blumenfeld are being done so with the intention that the sale or placement of the shares may be for the benefit of the Company. The shares or the majority of net proceeds of a sale, or both, could be used in acquisitions, debt repayment, working capital advances or other such circumstances that may accrue to the benefit of the Company.


         The Common Stock is quoted on the American Stock Exchange under the symbol "BOO." The Warrants are quoted on the American Stock Exchange under the symbol "BOO/WS." On October 24, 2003, the closing price of the Common Stock was $7.55 per share, and the closing price of the Warrants was $2.60 per Warrant.


   CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 9 IN THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
      THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


                 THE DATE OF THIS PROSPECTUS IS OCTOBER 28, 2003

         The date of this Prospectus is October 28, 2003. No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to anyone in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the dates as of which such information is furnished.


                                TABLE OF CONTENTS


Available Information .........................................     3
Summary .......................................................     3
Risk Factors ..................................................     9
The Company ...................................................    15
Management ....................................................    19
Market for Common Stock and Related Stockholder Matters .......    27
Management's Discussion and Analysis of Financial Condition and
Results of Operations .........................................    28
Description of Securities .....................................    33
Legal Matters .................................................    37
Experts .......................................................    37
Indemnification ...............................................    37
Index To Consolidated Financial Statements ....................   F-1



         Collegiate Pacific Inc. is a Delaware corporation. Our executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and our telephone number is (972) 243-8100. In this Prospectus, the "Company," "Collegiate Pacific," "we," "us," and "our" refer to Collegiate Pacific Inc. and its subsidiaries. The term "Warrants" refers to the Company's common stock purchase warrants. The term "Notes" refers to the Company's Subordinated Convertible Promissory Notes. In addition, "Common Stock" refers to our common stock, $.01 par value per share. The term "Selling Shareholder" refers to Mr. Blumenfeld. The Company's fiscal year ends on June 30th. Reference herein to "fiscal 2000," "fiscal 2001," "fiscal 2002," "fiscal 2003," and "fiscal 2004"
refers to our fiscal years ended June 30, 2000, 2001, 2002, 2003, and 2004, respectively.


         You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of the Common Stock.

         UNLESS OTHERWISE PROVIDED IN THIS PROSPECTUS, ALL REFERENCES TO SHARES OF COMMON STOCK TAKE INTO ACCOUNT THE ONE-FOR-FIVE REVERSE STOCK SPLIT THAT BECAME EFFECTIVE JANUARY 19, 2000.

                              AVAILABLE INFORMATION

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we file annual, quarterly and other reports and other information with the Securities and Exchange Commission (the "Commission"). These materials may be inspected and copied at the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004, at its Northeast Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at its West Regional Office located at 5670 Wilshire Boulevard, Los Angeles, California 90036. You can obtain copies of these materials at prescribed rates from the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy statements, information statements and other information regarding the Company. The Commission's Web site address is http://www.sec.gov.

         The Company is a publicly held corporation and its Common Stock is traded on the American Stock Exchange under the symbol "BOO." The Warrants are traded on the American Stock Exchange under the symbol "BOO/WS."

         The Company intends to furnish its stockholders with annual reports containing audited financial statements and such other periodic reports as it may determine to furnish or as may be required by law.

         We have filed Registration Statements on Form SB-2 (the "Registration Statements") under the Securities Act of 1933 (the "Securities Act") with the Commission, with respect to the Common Stock and Warrants offered in this Prospectus. This Prospectus does not contain all information set forth in the Registration Statements. We omitted certain parts of the Registration Statements in accordance with the rules and regulations of the Commission. For further information about us and the Common Stock and Warrants being offered in this Prospectus, you should read the Registration Statements and their exhibits and schedules, which you may read without charge at the public reference rooms at the offices of the Commission.

                                     SUMMARY

         CERTAIN INFORMATION IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS." ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" FOR PURPOSES OF THESE PROVISIONS.

         THESE STATEMENTS INCLUDE:

         -        ANY PROJECTIONS OF EARNINGS, REVENUES OR OTHER FINANCIAL
                  ITEMS;

         - ANY STATEMENTS OF THE PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS;

         -        ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS OR SERVICES;

         -        ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR
                  PERFORMANCE; AND

         -        ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING.

         IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECTS," "BELIEVES", "PLANS," "ANTICIPATES," "ESTIMATES," "POTENTIAL," OR "CONTINUE," AND VARIATIONS ON SUCH WORDS AND SIMILAR EXPRESSIONS.

         ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN ITS FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT THESE EXPECTATIONS OR ANY FORWARD-LOOKING STATEMENTS WILL PROVE TO BE CORRECT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS WE PROJECTED OR ASSUMED IN OUR FORWARD-LOOKING STATEMENTS. THE COMPANY'S FUTURE FINANCIAL CONDITION AND RESULTS OF OPERATIONS, AS WELL AS ANY FORWARD-LOOKING STATEMENTS, ARE SUBJECT TO INHERENT RISKS AND UNCERTAINTIES, SOME OF WHICH ARE SUMMARIZED IN THE SECTION TITLED "RISK FACTORS" BEGINNING ON PAGE 9.

                                   THE COMPANY


         We are in the mail order marketing of sports equipment business. We manufacture and distribute our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.


         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 3,200 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet and sporting good dealer type customers. Since commencing operations, we have sold products to approximately 35,000 customers.


         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 1,300,000 catalogs and fliers to this audience during fiscal 2004. Michael J. Blumenfeld, the Chief Executive Officer of the Company with over 30 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchasing decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing, and the Internet.


         Collegiate Pacific Inc. was incorporated in Pennsylvania in 1987, and reincorporated in Delaware in 1999. The Company's executive offices are located at 13950 Senlac Drive, Suite 100, Dallas, Texas 75234, and its telephone number at that location is (972) 243-8100.

                               RECENT DEVELOPMENTS

         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting goods related equipment, as well as numerous items for the recreation, military, and municipal markets.

         On February 7, 2000, we entered into licensing and distribution agreements with the Edwards Sports Company, a manufacturer of tennis nets and tennis court equipment.


         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.2 million in cash. We used the cash proceeds to repay our outstanding commercial bank debt, expand working capital, and finance stock repurchases. On April 19, 2000, the Note holders converted the Notes into 677,267 shares of Common Stock, based on a conversion price of $3.30 per share.


         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world.


         On September 7, 2000, we acquired Kesmil Manufacturing, Inc., a manufacturer of a broad line of athletic equipment.



         On February 15, 2001, we announced that our Board of Directors authorized the Company to reduce the strike price of the Warrants issued to each record holder of the Company's Common Stock as of May 26, 2000, from $10.00 per share to $5.00 per share, to be effective at 12:00 midnight, Dallas, Texas time, on Monday, March 12, 2001. As a result, pursuant to the terms of the Warrants, the cancellation price of the Warrants was automatically reduced from $0.10 per share of Common Stock purchasable upon exercise of the Warrants to $0.05 per share. See "Description of Dividend Warrants."



         On October 7, 2003, the Company announced that Michael J. Blumenfeld, the Company's Chief Executive Officer, completed an offering on a firm commitment basis directly to Roth Capital Partners, LLC, of 1,000,000 Warrants held by Mr. Blumenfeld at a per warrant price of $1.95. Under the terms of the offering, Roth Capital immediately exercised the Warrants and the Company issued 1,000,000 shares of Common Stock directly to Roth Capital. Roth Capital sold these shares to institutional investors at a price of $6.95 per share. The Company received $5,000,000, before commissions and expenses, from the exercise of the Warrants. The Company paid a commission to Roth Capital of $450,000 in connection with the sale of the Warrants in the offering and the issuance to Roth Capital of the shares of Common Stock upon Roth Capital's exercise of the Warrants. The Company intends to use the net proceeds it received from the exercise of the Warrants for working capital and general corporate purposes, as well as to finance any strategic acquisitions the Company may decide to pursue.


                               SELLING SHAREHOLDER


         The following table sets forth the name of the Selling Shareholder, the number of shares of Common Stock beneficially owned by the Selling Shareholder as of October 25, 2003, the number of shares that he may offer, and the number of shares of Common Stock beneficially owned by the Selling Shareholder upon completion of the offering, assuming all of the shares offered are sold. The number of shares sold by the Selling Shareholder may depend upon a number of factors, including, among other things, the market price of the Common Stock.



                                           BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                                            PRIOR TO OFFERING                           AFTER OFFERING
                                           --------------------                    ------------------------
                              NUMBER OF          PERCENT OF        SHARES TO BE    NUMBER OF     PERCENT OF
NAME OF BENEFICIAL OWNER      SHARES(1)           CLASS(2)             SOLD        SHARES(1)       CLASS
------------------------    ------------   --------------------    ------------    ---------     ----------
Michael J. Blumenfeld,      2,916,614(3)           45.3%           1,475,952(4)    1,440,662         25.1%
  Chief Executive Officer
  of the Company

----------

(1) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the estimated total of the shares that would be issued on the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.

(2) The percentage of the Selling Shareholder is based on the beneficial ownership of that Selling Shareholder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Selling Shareholder (but not any other shareholder) when exercising any Warrant or other right in the future.


(3) Consists of 2,165,207 shares of Common Stock, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 20,000 shares issuable upon exercise of an option expiring August 15, 2010, 75,000 shares issuable upon exercise of an option expiring May 8, 2011, 25,000 shares issuable upon exercise of an option expiring June 24, 2013 and 621,407 shares issuable upon exercise of Warrants expiring May 26, 2005, issued as a special dividend of Warrants on shares of Common Stock.



(4) Consists of 400,000 shares being registered by Mr. Blumenfeld with the intention that the sale or placement of these shares may be for the benefit of the Company. The shares, or the majority of net proceeds of a sale, or both, could be used in acquisitions, debt repayments, working capital advances or other such circumstances that may accrue to the benefit of the Company. Also includes 454,545 shares issued upon conversion of a Note on April 19, 2000, 621,407 shares issuable upon exercise of Warrants expiring May 26, 2005, issued as a special dividend of Warrants on shares of Common Stock.


                              PLAN OF DISTRIBUTION

         The Warrants offered in this Prospectus were issued to each of the Company's stockholder's on a pro rata basis as a special dividend on May 26, 2000.

         The sale of the shares of Common Stock offered in this Prospectus may be made from time to time directly by the Selling Shareholder, by the Note holders who converted their Notes into shares of Common Stock, by the stockholders who exercised their Warrants, or by one or more broker-dealers or agents.

         Shareholders selling their shares of Common Stock or Warrants will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The shares of Common Stock and the Warrants may be sold in one or more transactions on the Bulletin Board, in negotiated transactions, or through a combination of such methods of distribution, at prices related to prevailing market prices or at negotiated prices.

         In the event one or more broker-dealers or agents agree to sell the shares of Common Stock or the Warrants, they may do so by purchasing the shares of Common Stock or Warrants as principals or by selling the shares of Common Stock or the Warrants as agent for the shareholders selling their shares. These broker-dealers may be compensated in the form of discounts, concessions, or commissions from these shareholders or the purchasers of the shares of Common Stock or the Warrants. A particular broker-dealer's compensation may be in excess of customary compensation.

         Under applicable Exchange Act rules and regulations, any person engaged in a distribution of the shares of Common Stock or the Warrants may not simultaneously engage in market-making activities with respect to the Company's Common Stock or Warrants for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition, shareholders selling their shares are subject to applicable provisions, rules and regulations of the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of the Common Stock and the Warrants by these shareholders. All of the foregoing may affect the marketability of the Common Stock and the Warrants.

         To comply with applicable states' securities laws, the Common Stock and the Warrants will be sold in such jurisdictions only through registered or licensed brokers or dealers. Additionally, the shares of Common Stock and the Warrants may not be sold in certain states unless the shares of Common Stock and the Warrants have been registered or qualified for sale in these states, or an exemption from registration or qualification is available and is complied with.




                                 USE OF PROCEEDS

         The Company did not receive any consideration for the issuance of the Warrants and will not receive any proceeds from the sale of Warrants by the Warrant holders.


         The Company will receive proceeds only if the Warrants are duly exercised and paid by the Warrant holders. There can be no assurance that the Warrant holders will exercise all or any portion of the Warrants. If all the remaining Warrants are exercised, the Company will receive approximately $14.6 million. There can be no assurance, however, that any additional Warrants will be exercised. The Company currently plans to use any proceeds received upon exercise of the Warrants for general corporate purposes. These general corporate purposes may include working capital, acquisitions, and debt repayment.


         The Company did not receive any proceeds from the conversion of the Notes into shares of Common Stock. However, the conversion of the Notes constituted a reduction of the Company's outstanding debt by $2,235,000. The Note holders converted the Notes into shares of Common Stock at a conversion price equal to $3.30 per share.




         The Company will not receive any of the proceeds from the sale of any other shares of Common Stock by the Selling Stockholder or sales of the shares of Common Stock acquired by the Warrant holders upon exercise of the Warrants.

                        DESCRIPTION OF DIVIDEND WARRANTS

         The Company issued the Warrants pursuant to a Warrant Agreement between the Company and Continental Stock Transfer and Trust Company, Inc. Each record holder of Common Stock as of May 26, 2000 received a special dividend from the Company of one Warrant for each share of Common Stock owned by the record holder.

         Each Warrant entitles the registered holder to purchase from the Company, for cash, one share of Common Stock at $5.00 per share. The number of shares purchasable upon exercise of each Warrant and price per share may be adjusted under certain conditions.

         Holders may exercise the Warrants at any time on or before May 26, 2005, unless extended by the Company. The Warrants are callable and cancelable at a cancellation price of $.05 per share of Common Stock purchasable upon exercise of the Warrants. If the Company calls the Warrants for cancellation, holders may exercise the Warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation.

                              DESCRIPTION OF NOTES

         The Notes were sold to certain officers and directors of the Company and certain other third parties not affiliated with the Company (the "Note Holders") pursuant to a Purchase Agreement between the Company and the Note Holders (the "Purchase Agreement"), dated as of February 29, 2000. The Notes were general obligations of the Company limited to $2,235,000 in aggregate principal amount, and bore an interest rate equal to the Prime Rate plus 2 1/2 percentage points. The Notes were convertible at $3.30 per share.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND CAUTIONARY WARNINGS BEFORE INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS. THE FOLLOWING RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES FACING THE COMPANY. THERE ARE ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE EITHER UNAWARE OF OR THAT WE CURRENTLY THINK ARE IMMATERIAL; HOWEVER, THESE RISKS AND UNCERTAINTIES MAY ALSO IMPAIR THE COMPANY'S BUSINESS OPERATIONS.

         IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF THE COMMON STOCK OR WARRANTS COULD DECLINE, AND INVESTORS COULD LOSE ALL OR PART OF ANY INVESTMENT IN THE COMMON STOCK OR WARRANTS.

         YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES.


LIMITED OPERATING HISTORY

         We have a limited operating history upon which to base an evaluation of the Company and its prospects.

         Collegiate Pacific entered into the catalog and mail-order distribution of sporting goods business only five years ago. The Company generated net income of approximately $1.3 million and $805 thousand for fiscal 2003 and fiscal 2002, respectively.

         Our prospects must be considered in light of the risk, expenses, and difficulties frequently encountered by companies in the marketing industry. To address these risks, we must, among other things:

         - effectively develop new relationships and maintain existing relationships with our suppliers, advertisers and customers;

         -        provide products at competitive prices;

         -        respond to competitive developments; and

         -        attract, retain, and motivate qualified personnel.

         We cannot assure you that we will succeed in addressing such risks. Our failure to do so could have a material adverse effect on the Company's business, financial condition, or results of operations.


         In addition, our limited operating history makes it difficult or impossible to predict future operating results. We cannot give you any assurance that our revenues will increase or even continue at their current level, or that we will continue to maintain profitability or generate cash from operations in the future.

COMPETITION


         The sporting goods and related equipment market in which we participate is highly competitive and it is without a significant barrier to entry.


         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies. Most of our direct mail competitors have:

         -        substantially greater financial resources;

         -        a larger customer base; and

         -        greater name recognition within the industry.

In addition, our competitors may have larger technical, sales and marketing resources.


         We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We cannot give you assurance that we will compete successfully against our competitors in the future. If we fail to compete successfully, our business, financial condition, and results of operations will be materially and adversely affected.


RAW MATERIALS


         The general economic conditions in the U.S. or international countries with which we do business could affect pricing of raw materials such as metals and other commodities used by suppliers of our finished goods. We cannot assure you that any price increase incurred by the Company for its products can be passed to its customers without adversely affecting the Company's operating results.


ACCOUNTS RECEIVABLE


         We monitor the credit worthiness of our customer base on an ongoing basis, and we have not experienced an abnormal increase in losses in our accounts receivable portfolio. We believe that allowances for losses adequately reflect the risk of loss. However, a change in the economic condition or in the make-up of our customer base could have an adverse affect on losses associated with the credit terms that we give to our customers.


POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY


         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for the products. The first and second quarters generally experience lower revenues and higher expenses as a percentage of sales due to lessening customer demand because of decreased sports activities, adverse weather conditions inhibiting customer demand, holiday seasons, and school recesses. Therefore, we do not believe that quarter-to-quarter comparison of operating results for preceding quarters are necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance.

MANAGING POTENTIAL GROWTH


         We experienced a period of significant growth and our continued expansion may significantly strain our management, financial, and other resources. We believe that improvements in management and operational controls, and operations, financial and management information systems could be needed to manage future growth. We cannot assure you that:


         - these resources will be available or in a cost-effective form to the Company which will allow it to sustain growth at the same levels;


         - our current personnel, systems, procedures, and controls will be adequate to support our future operations;


         - we will identify, hire, train, motivate or manage required personnel; or



         - we will successfully identify and exploit existing and potential market opportunities.

         Our failure to have these resources in sufficient form or quantity during a period of significant growth could have an adverse affect on our operating results.

FUTURE CAPITAL REQUIREMENTS


         Our cash flow from existing operations may not support an expansion of operations or future acquisitions. We may need to seek additional third-party financing to raise additional capital needed to support any future growth. If we cannot obtain adequate funds from third parties we may have to forego strategic decisions or delay, scale back, or eliminate certain aspects of our operations. This could have a material adverse effect on our business, financial condition, and results of operations.


DEPENDENCE ON KEY PERSONNEL


         Our performance is substantially dependent on the skills, experience, and performance of our Chief Executive Officer, Michael J. Blumenfeld, as well as our ability to retain and motivate other officers and key employees, certain of whom would be difficult to replace. The Company does not have an employment agreement with Michael J. Blumenfeld. The Company does not have a "key person" life insurance policy on any of its officers or other employees.


         The loss of services of certain of these executives and personnel could have a material adverse effect on the Company. We cannot assure you that the services of our personnel will continue to be available to us. In addition, we believe that our inability to attract and retain additional qualified employees, as needed, could have a material adverse effect on the Company.


RISKS RELATED TO INTERNATIONAL SUPPLIERS




         A significant amount of our revenues depends upon products purchased from foreign suppliers, which are located primarily in the Far East. In addition, we believe that many of the products we purchase from our domestic suppliers are manufactured overseas.

         Accordingly, we are subject to the risks of international business, including:

         -        shipment delays;

         -        fluctuation in exchange rates;


         -        increases in import duties;


         -        changes in customs regulations;


         -        adverse economic conditions in foreign countries; and


         -        political turmoil.


         The occurrence of any one or more of the events described above could adversely affect our business, financial condition, and results of operations due to an inability to make timely shipments to our customers or by utilizing other more costly carriers or means of shipping.


RELIANCE ON THIRD PARTY CARRIERS


         Our operations depend upon third party carriers to deliver our catalogs and products to our customers. We ship our products using common carriers, primarily UPS. The operations of such carriers are outside the Company's control. Accordingly, our business reputation and operations are subject to many risks, including:


         -        shipment delays caused by such carriers;


         -        labor strikes by the employees of such carriers;


         -        increases in delivery cost, postage rate increase; and

         -        other adverse economic conditions.


         The occurrence of any one or more of the foregoing could adversely affect our business, financial condition, and results of operations due to any inability to make timely shipment to our customers or by utilizing other more costly carriers or means of shipping.


VOLATILITY OF STOCK PRICE


         The price of our common stock is determined in the marketplace and may be influenced by many factors, including:


         -        the depth and liquidity of the market for our common stock;


         - investor perception of the Company and the industry within which it competes;


         -        quarterly variations in operating results; and


         -        general economic and market conditions.


         Historically, the weekly trading volume of our common stock has been relatively small. Any material increase in public float could have a significant impact on the price of the common stock. In addition, the stock market has occasionally experienced extreme price and volume fluctuations that often affect market prices for smaller companies. These extreme price and volume fluctuations often are unrelated or disproportionate to the operating performance of the affected companies. Accordingly, the price of the common stock could be affected by such fluctuations.






OUTSTANDING STOCK OPTIONS






         Outstanding options may have an effect on the price of our securities. We currently have 714,900 outstanding options, each to purchase one share of our Common Stock, to key employees, officers, and directors under our 1998 Collegiate Pacific Inc. Stock Option Plan. These outstanding options could have a significant adverse effect on the trading price of our common stock, especially if a significant volume of the options was exercised and the stock issued were immediately sold into the public market.






THE EXERCISE OF OUTSTANDING WARRANTS AND OPTIONS COULD HAVE A DILUTIVE EFFECT






         As of October 24, 2003, there were 714,900 options and 2,920,003 warrants outstanding and held by shareholders and certain third parties to purchase 3,634,903 shares of Common Stock. The options and warrants have exercise prices ranging from $3.88 per share to $9.38 per share. The exercise of warrants or options and the sale of the underlying shares of common stock (or even the potential of such exercise or sale) could have a negative effect on the market price of our common stock, and could have a dilutive impact on other shareholders by decreasing their ownership percentage of the Company's outstanding common stock.






         If we attempt to raise additional capital through the issuance of equity or convertible debt securities, the terms upon which we will be able to obtain additional equity capital, if at all, may be negatively affected since the holders of outstanding warrants and options can be expected to exercise them, to the extent they are able, at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided in such warrants or options.






DEPENDENCE OF WARRANT HOLDERS ON MAINTENANCE OF CURRENT REGISTRATION STATEMENT; POSSIBLE LOSS OF VALUE OF WARRANTS






         Before exercising the Warrants, a current registration statement (or an exemption therefrom) must be in effect with the Commission and with the various state securities authorities in the states where Warrant holders reside. We intend to keep effective a registration statement covering the Warrants and the underlying shares while the Warrants are exercisable. However, we expect to incur substantial continuing expenses for legal and accounting fees in doing so. There can be no assurance that we will be able to maintain a current registration statement while the Warrants are exercisable. Our inability to maintain an effective registration statement and qualification in appropriate states (or exemptions therefrom) covering the underlying shares would render the Warrants unexercisable and may deprive them of all or a portion of their value.






POTENTIAL ADVERSE EFFECT OF REDEMPTION OF WARRANTS






         We may redeem each Warrant at $0.05 per Warrant at anytime. Redemption of the Warrants could force the Warrant holders to exercise the Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Warrants at their then current market price when the holders might otherwise wish to hold the Warrants for possible appreciation. Any holders who do not exercise warrants prior to their expiration or redemption, as the case may be, will forfeit the right to purchase the shares of Common Stock underlying the Warrants.

NO ASSURANCES THAT WARRANTS WILL BE EXERCISED



         Our ability to obtain additional equity capital from the exercise of outstanding Warrants is dependent upon whether or not holders of outstanding Warrants exercise their Warrants and we cannot assure you that any additional warrants will be exercised. If we do not obtain adequate funds from the exercise of Warrants, we may have to seek additional third party financing to raise additional capital needed to support any future growth.

                                   THE COMPANY

BUSINESS

         The Company was originally incorporated in Pennsylvania in 1987. From August 1989 to June 16, 1997, the Company developed and marketed drug testing products under the name of Drug Screening Systems, Inc. On June 16, 1997, the Company sold substantially all of its assets, changed its name to DSSI Corporation, and thereafter had no formal operations.


         On February 17, 1998, we recommenced business operations by engaging in the catalog and mail order distribution of sports equipment. This change in our business was accomplished through the following steps:



         - The Company sold a controlling interest in the Company, which consisted of 2,000,000 shares of our Common Stock, to Michael
                  J. Blumenfeld and Adam Blumenfeld. The price of the shares was $1.00 per share, which was the average of the bid and ask price of the Common Stock on August 18, 1997, the date of the Stock Purchase Agreement, or a total price of $2 million. Michael J. Blumenfeld purchased 1,960,000 shares, and Adam Blumenfeld purchased 40,000 shares;


         - Michael J. Blumenfeld sold all of the assets, including the corporate name, of Collegiate Pacific Inc. f/k/a Nitro Sports Inc., a Texas corporation, to the Company, at cost. Mr. Blumenfeld formed that company in 1997 to engage in the catalog and mail order distribution of sports equipment; and

         - the Company changed its name to Collegiate Pacific Inc. at that time.

         We then entered into exclusive distribution agreements with the following companies:

         - Equipmart, Inc., a manufacturer of rollers and component parts for the tennis industry, on February 24, 1998;

         - FunNets, Inc., a manufacturer of plastic frames and nets used as soccer goals and other related purposes, on March 7, 1998; and

         - Edwards Sports Products Limited, a manufacturer of tennis nets and court equipment, on February 7, 2000.

         On April 14, 1998, the Company acquired Product Merchandising, Inc., a mail order distribution company that distributes products and equipment for summer camps.

         On May 31, 1998, we merged with Vantage Products International, Inc., a distributor of baseball netting and other related baseball products.

         On December 11, 1998, the Company's stockholders approved the reincorporation of the Company from the Commonwealth of Pennsylvania to the State of Delaware, pursuant to a merger agreement with a newly formed Delaware corporation. The merger and reincorporation as a Delaware corporation was effective on July 21, 1999.

         On October 25, 1999, we acquired certain assets of Mark One Inc., a distributor of camping and sporting good related equipment as well as numerous items for the recreation, military and municipal markets.

         On January 14, 2000, our shareholders approved an amendment to the Company's Articles of Incorporation authorizing a one-for-five reverse stock split, which became effective on January 19, 2000.




         On February 29, 2000, we issued $2,235,000 of Subordinated Convertible Promissory Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of such Notes were issued in exchange for an equal amount of subordinated notes held by Michael J. Blumenfeld. The remaining Notes were sold for approximately $1.4 million in cash. We used cash proceeds to repay our outstanding commercial bank debt, to expand working capital, and to finance stock repurchases.

         On April 19, 2000, all of the Note Holders converted their Notes into 677,267 shares of Common Stock.




         On June 8, 2000, the General Services Administration awarded a long-term contract to us for the supply of sports and recreational products to federal and military locations throughout the world. The contract includes a most favored vendor provision which provides that all products sold by the Company to the GSA must be at a price equal to or less than the price charged by the Company to its other customers. Sales by the Company to the GSA during fiscal 2001 were not material.





         On September 7, 2000, we acquired Kesmil Manufacturing, Inc., a manufacturer of a broad line of athletic equipment.


         We are in the mail order marketing of sports equipment. We manufacture and distribute our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment, including inflatable balls, nets for various sports, standards and goals for sports, weight lifting equipment, and other recreational products, and we also provide after-sale customer service through toll-free numbers.

         We believe that prompt delivery of a broad range of products at competitive prices, coupled with prompt, accessible customer service, distinguishes Collegiate Pacific from its competitors. We currently market about 3,200 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet, and sporting good dealer type customers. Since commencing operations, we have sold products to approximately 35,000 customers.


         Our master mailing list currently includes over 200,000 potential customers, and we intend to distribute approximately 1,300,000 catalogs and fliers to this audience during fiscal 2004. Michael Blumenfeld, the Chief Executive Officer of the Company with 30 years of experience in the industry, supervised the development of this mailing list, and it is carefully maintained, screened, and cross-checked. We subdivided this mailing list into various combinations designed to place catalogs in the hands of the individuals making the purchase decisions. The master mailing list is also subdivided by relevant product types, seasons, and customer profiles. We also use other forms of solicitations such as trade shows, telemarketing and the Internet.


         Our revenues are not dependent upon any one or a few major customers. Our institutional customers typically receive annual appropriations for sports related equipment, which are generally spent in the period preceding the season in which the sport or athletic activity occurs. While institutions are subject to budget constraints, once allocations have been made, aggregate levels of expenditures are typically not reduced.

         We derive a significant portion of our revenues from the sale of products purchased directly from suppliers in the Far East. Accordingly, we are subject to the risks of this international component that may affect our ability to deliver products in a timely and competitive manner. These risks include:

         -        shipment delays;

         -        fluctuation in exchange rates;

         -        increases in import duties;

         -        changes in customs regulations;

         -        adverse economic conditions in foreign countries; and

         -        political turmoil.

         As a result, we attempt to maintain a three to six week supply of critical inventory items in stock. Although the vast majority of products we distribute are purchased in final form, a small percentage of the items require minor fabrication to complete. We have welding machines and an assortment of tools to aid in this fabrication process. The raw materials used in this process are in the form of shipping supplies, nuts and bolts, and other commercially available products. We believe there are multiple suppliers for these products nationwide.

SEASONAL NATURE OF BUSINESS


         We anticipate that our revenues will peak in the third and fourth quarters of each fiscal year due primarily to the budgeting procedures of many of our customers and the seasonal demand for our products. We generally experience lower revenues and higher expenses as a percentage of sales during the first and second quarters of each fiscal year due to lower customer demand during those periods. Generally, during the months between July and December of each fiscal year there is a lower level of sports activities at our institutional customers, a higher degree of adverse weather conditions, a greater number of school recesses and we have to contend with the distractions of the holiday season.


COMPETITION

         We compete principally in the institutional market with local sporting goods dealers and other direct mail companies, which collectively dominate the institutional market. We compete on a number of factors, including price, relationships with customers, name recognition, product availability, and quality of service. We believe that we have an advantage on the institutional market over traditional sporting goods retailers because our selling prices do not include comparable price markups attributable to wholesalers, manufacturers, and distributors. In addition, we believe that we have an advantage over other direct mail marketers of sporting goods because we offer superior products, coupled with prompt and accessible service, at the most competitive prices.

EMPLOYEES


         We currently employ 66 people on a full-time basis. In addition, we may hire temporary employees as seasonal increases in demand occur. None of our employees are represented by any organized labor organization or union, and we believe our relations with our employees are generally good.


PROPERTIES

         We lease approximately 88,000 square feet in Farmers Branch, Texas, which we use for our corporate headquarters and a warehouse facility. The lease for this facility expires in October 2007. The Company also leases approximately 1,500 square feet in Memphis, Tennessee, which we use for a sales office. The lease for this facility expires in 2005. We believe those facilities will be adequate for our business needs for the foreseeable future. We do not own any real property.

LEGAL PROCEEDINGS

         None.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The directors and executive officers of the Company are:


                                            POSITIONS AND OFFICES HELD
         NAME             AGE                    WITH THE COMPANY
----------------------    ----   -----------------------------------------------
Michael J. Blumenfeld      57    Chairman of the Board and Chief Executive Officer
Adam Blumenfeld            33    President and Director
Arthur J. Coerver          60    Chief Operating Officer and Director
Harvey Rothenberg          61    Vice President Marketing and Director
William R. Estill          54    Chief Financial Officer, Secretary and Treasurer
Chad H. Edlein             33    Vice President Corporate Development
Jeff Davidowitz            47    Director
William H. Watkins, Jr     62    Director
Robert W. Hampton          56    Director


         Michael J. Blumenfeld has served as the Company's Chairman of the Board and Chief Executive Officer since February 1998. Mr. Blumenfeld served as President of the Company from February 1998 to January 2000. From July 1997 until February 1998, Mr. Blumenfeld served as President and Chief Executive Officer of Collegiate Pacific, Inc., a Texas corporation, that sold all of its assets to the Company in February 1998. From 1992 until November 1996, Mr. Blumenfeld served as Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld is Adam Blumenfeld's father.

         Adam Blumenfeld is the Company's President and has served in that capacity since joining the Company in January 2000. Mr. Blumenfeld is also a member of the Company's Board of Directors. From January 1998 through December 1999, Mr. Blumenfeld was Vice President of Sales and Marketing of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Blumenfeld's other positions with Sport Supply Group included Vice President of Youth Sales from January 1995 to January 1998, and Director of Youth Sales from August 1993 to December 1994. Mr. Blumenfeld is Michael Blumenfeld's son.

         Arthur J. Coerver is the Company's Chief Operating Officer and has served in that capacity since joining the Company in February 1998. From 1991 through 1997, Mr. Coerver was Vice President of Sales and Marketing of Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Coerver is also a member of the Company's Board of Directors.

         Harvey Rothenberg has served as the Company's Vice President of Marketing and served in that capacity since February 1998. From 1977 to 1998, Mr. Rothenberg served as Vice President of Sales for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Rothenberg is also a member of the Company's Board of Directors.

         William R. Estill joined the Company in July 1999 as Chief Financial Officer and Treasurer, and has been Secretary since August 1999. From December 1997 until February 1999, Mr. Estill served as Vice President of Finance for FWT, Inc., a manufacturer of telecommunication structures. From May 1996 to November 1997, Mr. Estill served as Chief Financial Officer of Bearcom, Inc. From April 1985 to May 1996, Mr. Estill served as Vice President, Chief Financial Officer, Secretary and Treasurer for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment. Mr. Estill was also a member of the Board of Directors during his tenure with Sport Supply Group, Inc. Mr.

Estill holds a Bachelor of Business Administration degree in Accounting from the University of Texas at Arlington and passed the CPA exam in 1983.

         Chad H. Edlein joined the Company in July 1997. From 1994 to 1997 Mr. Edlein served as Marketing Manager for Sport Supply Group, Inc., a company engaged in the direct mail marketing of sports related equipment.

         Jeff Davidowitz is the President of Penn Footwear, a private investment company and has served in that capacity since 1991. Mr. Davidowitz is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.


         William H. Watkins, Jr. is a partner in the public accounting firm of Watkins Uiberall, PLLC, and has served in that capacity since December 1971. Since 1994, Mr. Watkins has also served as a member of the Tennessee Board of Regents and as the board's Chairman of Finance and Administration. Since July 2003, he has also served as the Chairman of the Board of BKR International's Americas Region. Mr. Watkins is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.



         Robert W. Hampton is a director and Group Vice President of Jones International, Ltd. Since 1985, Mr. Hampton has held various executive positions at Jones International, Ltd., a holding company whose subsidiaries conduct business in several areas including cable television programming, radio programming, advertising sales representation, education and software development. Prior to joining Jones International, Ltd., Mr. Hampton held various management positions at Xerox Corporation. Mr. Hampton is also a member of the Company's Board of Directors and serves on its Audit and Stock Option Committees.

EXECUTIVE COMPENSATION


SUMMARY COMPENSATION TABLE



         The following table summarizes the total compensation, for each of the last three fiscal years, earned by the Named Executive Officers -- Mr. Michael Blumenfeld the Chief Executive Officer and the four other executive officers who earned over $100,000 and who were serving as an executive officer at the end of fiscal 2003.


                           SUMMARY COMPENSATION TABLE






                                                                       LONG-TERM
                                               ANNUAL COMPENSATION    COMPENSATION
                                               -------------------     SECURITIES
                                 FISCAL                                UNDERLYING
NAME AND PRINCIPAL POSITIONS      YEAR              SALARY ($)           OPTIONS
----------------------------     ------             ----------         ------------
Michael J. Blumenfeld             2003              172,000             25,000
  Chairman of the Board and       2002              160,000                 --
  Chief Executive Officer         2001              140,000             95,000

Adam Blumenfeld                   2003              162,000             50,000
  President                       2002              150,000                 --
                                  2001              138,650             45,000

Harvey Rothenberg                 2003              125,000             25,000
  Vice President, Marketing       2002              115,000                 --
                                  2001              105,400             40,000

Arthur J. Coerver                 2003              136,000             25,000
  Chief Operating Officer         2002              128,000                 --
                                  2001              118,200             40,000

William Estill                    2003              160,000             40,000
  Chief Financial Officer         2002              152,500                 --
                                  2001              151,800             40,000

STOCK OPTIONS



         The following table sets forth certain information about the stock option awards that were made to the Named Executive Officers during fiscal 2003. All of these options are transferable to family members under specified conditions.



                        OPTION GRANTS IN LAST FISCAL YEAR



                                             PERCENTAGE OF TOTAL
                          NUMBER OF SHARES   OPTIONS GRANTED TO
                             UNDERLYING         EMPLOYEES IN        EXERCISE PRICE
        NAME               OPTIONS GRANTED       FISCAL YEAR           PER SHARE      EXPIRATION DATE
Michael J. Blumenfeld          25,000              18.1%               $   6.08           6/24/13

Adam Blumenfeld                25,000              18.1%                   6.08           6/24/13
                               25,000              16.2%                   4.90           7/26/12

Harvey Rothenberg              10,000               7.2%                   6.08           6/24/13
                               15,000               9.7%                   4.90           7/26/12

Arthur J. Coerver              10,000               7.2%                   6.08           6/24/13
                               15,000               9.7%                   4.90           7/26/12

William Estill                 20,000              14.5%                   6.08           6/24/13
                               20,000              13.0%                   4.90           7/26/12


   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES


                                 NUMBER OF SHARES             VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED        IN-THE MONEY OPTIONS (1)
                            OPTIONS AT FISCAL YEAR-END         AT FISCAL YEAR-END
                            --------------------------     --------------------------
          NAME              EXERCISABLE  UNEXERCISABLE     EXERCISABLE  UNEXERCISABLE
---------------------       -----------  -------------     -----------  -------------
Michael J. Blumenfeld           130,000       0            $ 231,750      $  0

Adam Blumenfeld                  95,000       0              137,500         0

Harvey Rothenberg                68,000       0               97,650         0

Arthur J. Coerver                69,000       0               97,650         0

William Estill                   80,000       0              112,100         0



(1) Amounts were calculated using the closing price of Collegiate Pacific's common stock on the last trading day of the fiscal year ($6.65).

                      EQUITY COMPENSATION PLAN INFORMATION


                                                                                                NUMBER OF SECURITIES
                                                                                               REMAINING AVAILABLE FOR
                                NUMBER OF SECURITIES TO BE                                      FUTURE ISSUANCE UNDER
                                  ISSUED UPON EXERCISE OF     WEIGHTED-AVERAGE EXERCISE        EQUITY COMPENSATION PLANS
                                   OUTSTANDING OPTIONS,      PRICE OF OUTSTANDING OPTIONS  (EXCLUDING SECURITIES REFLECTED
        PLAN CATEGORY               WARRANTS AND RIGHTS          WARRANTS AND RIGHTS                 IN COLUMN (a))
        -------------               -------------------          -------------------                 --------------
                                            (a)                          (b)                               (c)
Equity Compensation Plans                 714,900                       $5.25                            203,600
Approved by Security Holders

Equity Compensation Plans Not                  --                          --                                 --
Approved by Security Holders
                                        ----------                    --------                          ---------
            Total                         714,900                       $5.25                            203,600

DIRECTOR COMPENSATION





         Messrs. Michael and Adam Blumenfeld, Coerver, and Rothenberg, who are the directors that are also Collegiate Pacific employees, do not receive any additional compensation for serving on the Board of Directors.



         Annual Retainer Fee. Each non-employee director receives an annual retainer fee of $7,500. The director receives that amount in cash. Also, each director receives an annual grant of options to acquire 2,500 shares of the company's common stock with an exercise price equal to the prevailing market price of the company's common stock on the date granted.



         Other Benefits. Collegiate Pacific reimburses directors for the reasonable expenses associated with attending Board meetings and provides them with liability insurance coverage for their activities as directors of Collegiate Pacific.


EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

         None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information known to the Company with respect to beneficial ownership of shares of Common Stock as of March 12, 2003, for:

         - all persons who are beneficial owners of 5% or more of the Company's Common Stock;

         -        each director and nominee for director;

         - the Company's Chief Executive Officer and the other Named Executive Officer in the Summary Compensation Table above; and

         -        all executive officers and directors as a group.

                                                                                                        TOTAL AS A
                                                           OPTIONS/WARRANTS                           PERCENTAGE OF
                                         NUMBER OF           EXERCISABLE             TOTAL                SHARES
                                          SHARES              WITHIN 60            BENEFICIAL          OUTSTANDING
         BENEFICIAL OWNER                 OWNED                 DAYS               OWNERSHIP        (IF 1% OR MORE)(a)
         ----------------                 -----                 ----               ---------        ------------------
Michael J. Blumenfeld                    2,165,207              751,407            2,916,614             45.3%
13950 Senlac Drive, Suite 100
Dallas, TX 75234

Adam Blumenfeld                            242,100              332,100              574,200              9.5%
13950 Senlac Drive, Suite 100
Dallas, TX 75234

Jeff Davidowitz                            140,302(b)            50,502              190,804              3.3%
Arthur J. Coerver                           36,790(c)           107,790(c)           144,580              2.5%
William H. Watkins, Jr.                     43,803(d)            54,803(d)            98,606              1.7%
Harvey Rothenberg                           17,117(e)            77,217(e)            94,334              1.7%
Robert W. Hampton                               --                7,500                7,500               --
Chadd Edlein                                14,000               60,000               74,000              1.5%
William R. Estill                               --               80,000               80,000              1.3%

Directors and executive
  officers as a group (9 persons)        2,659,319            1,521,319            4,180,638             58.6%


----------------------------


(a)    -          Based on the number of shares outstanding (5,689,764) at the close of business on October 24, 2003.



(b)    -          Includes (i) 34,751 shares and 34,751 shares issuable upon exercise of a warrant held by Penn Footwear Retirement Trust of which Mr. Davidowitz is a trustee, (ii) 67,551 shares and 3,751 shares issuable upon exercise of a warrant held by JIBS
                  Equities of which Mr. Davidowitz is a general partner, (iii)
                  9,000 shares held by Penn Footwear of which Mr. Davidowitz is President and a shareholder, (iv) 4,000 shares held by Oldfield Company of which Mr. Davidowitz is President and a shareholder, (v) 10,000 shares held by DVD Partners of which Mr. Davidowitz is a general partner, and (vi) 10,000 shares held by 3D Partners of which Mr. Davidowitz is general partner.



(c)    -          Includes (i) 6,060 shares held in trust for the benefit of Mr.
                  Coerver, (ii) 1,212 shares held in trust for the benefit of Mr. Coerver's spouse, and (iii) 30,303 shares issuable upon exercise of a warrant held in trust for the benefit of Mr.
                  Coerver.



(d)    -          Includes 30,303 shares held in trust for the benefit of Mr.
                  Watkins and 30,303 shares issuable upon exercise of a warrant held in trust for the benefit of Mr. Watkins.



(e)      -        Includes (i) 1,687 shares and 1,687 shares issuable upon
                  exercise of a warrant held in trust for the benefit of Mr.
                  Rothenberg's minor child, (ii) 3,430 shares held in trust for the benefit of Mr. Rothenberg, (iii) 4,500 shares issuable upon exercise of employee stock options held by Mr.
                  Rothenberg's spouse, and (iv) 3,030 shares issuable upon exercise of a warrant held in trust for the benefit of Mr.
                  Rothenberg.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In February 2000, the Company issued $2,235,000 of Notes to certain officers and directors of the Company and certain third parties. Approximately $995,000 of the Notes were issued to Michael J. Blumenfeld in exchange for an equal amount of subordinated notes originally issued to Mr. Blumenfeld in exchange for cash. The remaining notes were issued in exchange for cash in the amount of approximately $1.4 million. In April 2000, all of the note holders converted the outstanding balance under the Notes into shares of Common Stock at a conversion price of $3.30 per share, resulting in the issuance of 677,267 shares of Common Stock.

         The following table sets forth the principal amount of the notes and the number of shares the notes were converted into by each officer and director of the Company.


                                                                                NUMBER OF SHARES
                                                                                  ISSUED UPON
                                            PRINCIPAL AMOUNT                       CONVERSION
  NAME OF NOTE HOLDER                          OF NOTE($)                           OF NOTE
-----------------------                     ----------------                    ----------------
Michael J. Blumenfeld                          1,500,000                             454,545
William A. Watkins, Jr.                          100,000                              30,303
Arthur J. Coerver                                 50,000                              15,151
Jeff Davidowitz                                  150,000                              45,455
Harvey Rothenberg                                 15,000                               4,545


         On September 7, 2000, the Company acquired the stock of Kesmil Manufacturing, Inc., a manufacturing company owned by Michael J. Blumenfeld, the majority stockholder and Chief Executive Officer of the Company, for the assumption of approximately $581 thousand in notes payable to the stockholder and a stockholder and relative of Mr. Blumenfeld, and the assumption of other liabilities of approximately $400,000. In connection with the amendment to the Company's Line of Credit in August 2002, those notes payable were repaid in full by the Company. The Company was the sole customer of the acquired company and the acquisition was accounted for similar to a pooling of interest. During fiscal 2000, the Company purchased approximately $1.0 million of certain inventory items from Kesmil.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

MARKET


         The Company's common stock trades on the American Stock Exchange under the symbol "BOO" and its redeemable common stock purchase warrants trade on the American Stock Exchange under the symbol "BOO/WS." Prior to June 7, 2000, the Company's common stock traded on the NASD's Bulletin Board. The redeemable common stock purchase warrants did not trade until May 2000.



         The tables below set forth the high and low sales prices for the common stock and the redeemable common stock purchase warrants during each of the periods indicated, as reported on the American Stock Exchange.



    COMMON STOCK                 FISCAL 2004            FISCAL 2003                    FISCAL 2002
    --------------               -----------            -----------                    -----------
   CALENDAR PERIOD              LOW      HIGH       LOW             HIGH         LOW                HIGH
   ---------------              ---      ----       ---             ----         ---                ----
July 1 - September 30           $6.50    $8.10     $4.70           $6.15        $3.88               $5.65
October 1 - December 31                             5.75            6.35         4.90                5.93
January 1 - March 31                                4.15            5.92         5.00                7.12
April 1 - June 30                                   4.56            6.65         4.70                7.50



   WARRANTS                       FISCAL 2004           FISCAL 2003                    FISCAL 2002
  ---------                       -----------           -----------                    -----------
CALENDAR PERIOD                  LOW     HIGH       LOW             HIGH         LOW                HIGH
---------------                  ---     ----       ---             ----         ---                ----
July 1 - September 30           $3.06    $1.50     $1.10           $1.75        $0.83               $0.83
October 1 - December 31                             1.00            1.80         0.90                1.25
January 1 - March 31                                0.65            1.29         1.00                2.65
April 1 - June 30                                   0.65            1.80         1.05                2.81





HOLDERS


         As of October 24, 2003, there were approximately 351 holders of record of our common stock, and there were 5,689,764 shares of common stock issued and outstanding and 2,920,003 common stock purchase warrants issued and outstanding.


DIVIDENDS


         On September 19, 2002, the Company announced for the first time that it would pay a cash dividend of $0.02 per share on October 11, 2002, to all shareholders of record on September 30, 2002. The Company also declared a quarterly cash dividend of $0.02 per share on its outstanding common stock for the fiscal quarters ended December 31, 2002 and March 31, 2003. The quarterly dividend for the quarters ended June 30, 2003 and September 30, 2003, was increased to $0.025 per share. Future dividends may be paid only when, as, and if declared by the Company's Board of Directors in its sole discretion, and will be dependent upon then existing conditions, including the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as the Board deems relevant. We currently do not anticipate paying any stock dividends in the foreseeable future.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


BACKGROUND


         Collegiate Pacific Inc. ("we," "us," "our," or the "Company") is in the mail order marketing of sports equipment business. We manufacture and distribute our products primarily to institutional customers located throughout the United States. Our principal customers include country clubs, schools, YMCAs, YWCAs and similar recreational organizations, municipal recreation departments, and other governmental agencies. We offer a broad line of sporting equipment and other recreational products, as well as provide after-sale customer service. We currently market about 3,200 sports and recreational related equipment and products to over 200,000 potential institutional, retail, Internet, and sporting good dealer type customers. Since commencing operations in early 1998, we have sold our products to approximately 35,000 customers. References herein to "fiscal 2002," "fiscal 2003" and "fiscal 2004" refer to our fiscal years ended or ending, as the case may be, June 30, 2002, 2003, and 2004, respectively.



FISCAL YEAR ENDED JUNE 30, 2003 COMPARED TO FISCAL YEAR ENDED JUNE 30, 2002



         Net Sales. Net sales for the fiscal year ended June 30, 2003, increased by approximately $4.2 million, or approximately 25.0%, compared to the same period in 2002. We attribute the growth in net sales primarily to an increase in the sale of manufactured products to all of our customers, an overall increase in catalog sales, and a slight increase in dealer-related and camp-related sales. We believe future net sales will continue to rise from current levels, however, no assurances can be made that any future increases in net sales will be at the same rate. We also believe that seasonality in our net sales will continue to be a factor in future periods because of the budgeting procedures of our customers and the seasonal demand for our products. As a result, we continue to see an increase in demand for our products during the third and fourth quarters of our fiscal year (January - June).



         Gross Profit. The Company's gross profit for the fiscal year ended June 30, 2003, increased by approximately $1.6 million, or approximately 25.0%, compared to the same period in 2002. As a percentage of net sales, gross profit was approximately 37.0% for each of the fiscal years ended June 30, 2003 and 2002. The increase in gross profit was primarily due to the increase in the Company's net sales over the prior year.



         Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal year ended June 30, 2003, increased by approximately $1.5 million, or approximately 29%, compared to the same period in 2002. As a percentage of net sales, selling, general and administrative expenses increased to approximately 32.4% from 31.4% for fiscal 2002. In anticipation of achieving an increase in net sales, the Company increased selling, general and administrative expenses as follows:



         - we hired additional personnel hired to manage our increase in net sales, which increased our salary and personnel related costs by approximately $516 thousand;



         - we mailed additional catalogs to existing and new customers, as well as an increased our distribution of fliers and promotional literature, which increased our advertising and trade show expenses by approximately $504 thousand;



         - we increased our property, casualty, and liability insurance coverage, which increased our overall cost of insurance by approximately $70 thousand; and

         - we leased additional warehouse space to support our increase in sales, which increased our rent and common ground maintenance expenses by approximately $143 thousand.



         Operating Profit. Operating profit increased by approximately $29 thousand for the fiscal year ended June 30, 2003, compared to the same period in fiscal 2002. As a percentage of net sales, the operating profit decreased to approximately 4.6% compared to 5.6% for the fiscal year ended June 30, 2002. The slight decrease was primarily attributable to the increase in selling, general and administrative expenses.



         Interest Expense. Interest expense decreased by approximately $56 thousand for the fiscal year ended June 30, 2003, compared to the fiscal year ended June 30, 2002. As a percentage of net sales, interest expense was approximately 0.4% and 0.8% for the fiscal years ended June 30, 2003 and 2002, respectively. The decrease in interest expense was due to the net cash provided by our operating activities during fiscal 2003 and fiscal 2002, which was used to reduce the outstanding balance of the Company's borrowings, as well as lower interest rates during fiscal 2003. Approximately $5 thousand of the interest expense in fiscal 2003 and $86 thousand of the interest expense in fiscal 2002 was for interest paid on the note payable to Michael J. Blumenfeld. See "Liquidity and Capital Resources."



         Income Taxes. The Company recorded an income tax benefit of approximately $350 thousand for the fiscal year ended June 30, 2003, due to the elimination of its valuation allowance on net deferred tax assets in the current year. Based on the Company's operating results for the fiscal year ended June 30, 2003, and projections of future taxable income, management has determined that it is more likely than not that the Company will realize its deferred tax assets. Accordingly, the valuation allowance has been eliminated as at June 30, 2003. Income tax expense for the fiscal year ended June 30, 2003, would have been approximately $330 thousand had the Company been fully taxed on its fiscal 2003 net income. The Company recorded no income taxes in fiscal 2002 due to its valuation allowance being equal to its net deferred tax assets.



         Due to the elimination of the valuation allowance at June 30, 2003, the Company will record tax expense on all future net income at the Company's effective tax rate and, accordingly, income tax expense (benefit) and net income after taxes in future periods may not be comparable to amounts recorded in fiscal 2003 and fiscal 2002.



         Net Income. Net income increased by approximately $448 thousand or 55.6% for the fiscal year ended June 30, 2003, compared to the same period in fiscal 2002. As a percentage of net sales, net income increased to approximately 5.9% for the fiscal year ended June 30, 2003 compared to 4.8% for the fiscal year ended June 30, 2002. The increase was attributable to increased sales activity, an increase in gross profit and the effect of the elimination of the valuation allowance on all deferred tax assets during fiscal 2003, all of which was partially offset by the increase in selling, general and administrative expenses.


LIQUIDITY AND CAPITAL RESOURCES





         Net cash provided by operations for the fiscal year ended June 30, 2003, was approximately $214 thousand, compared to net cash provided by operations of approximately $867 thousand for the same period in 2002. The decrease in cash flow provided by operations was due primarily to an increase in our investment in working capital.



         The increase in cash and accounts receivable at June 30, 2003, compared to June 30, 2002, was attributable to the increase in sales realized by the Company during fiscal 2003, and the increase in inventory, accounts payable and accrued expenses was primarily attributable to the Company's acquisition of inventory to support the increased demand for its products during fiscal 2003.



         The Company used approximately $222 thousand in cash for investing activities during fiscal 2003, the primary component of which was the purchase of property and equipment. The Company expects to spend approximately $200 thousand for capital expenditures in fiscal 2004.



         The Company generated approximately $106 thousand in cash from financing activities for the fiscal year ended June 30, 2003. Cash was used to repay borrowings on the note payable to stockholder of approximately $353 thousand in August 2002, purchase treasury shares of approximately $120 thousand and to pay quarterly dividends to its stockholders of approximately $257 thousand. The company borrowed $800 thousand to finance these activities and issued common stock upon its receipt of approximately $37 thousand from the exercise of stock options held by its employees.



         Current assets as of June 30, 2003, totaled approximately $7.1 million, thereby providing the Company with working capital of approximately $5.1 million.



         The Company's principal external source of liquidity is its $5.0 million revolving line of credit with Bank of America, N.A. (the "Line of Credit"). The Line of Credit matures on July 15, 2004, and is secured by all of the Company's assets. At the Company's option, borrowings under the Line of Credit bear interest at the prevailing prime rate plus 0.5% (4.75% at June 30, 2003) or 3 month LIBOR plus 3% (4.14% at June 30, 2003). The Line of Credit permits the Company to borrow against up to 85% of its eligible accounts receivable and 40% of its eligible inventory, but not to exceed $5 million. As of June 30, 2003, approximately $800 thousand was outstanding under the Line of Credit, leaving the Company with approximately $2.8 million of additional availability under the terms of the borrowing base formula of the Line of Credit. Approximately $2.5 million was available at June 30, 2002. The Line of Credit contains customary covenants and the Company must maintain certain financial ratios pertaining to its net worth and ratio of debt to net worth. The Company is currently in compliance with all financial covenants and management does not believe that the financial covenants set forth in the Line of Credit will have an adverse impact on its operations or future plans.



         Since June 30, 2003, the Company has received approximately $6.3 million from the exercise of approximately 1,324,604 of the approximately 4,200,000 outstanding warrants that were issued as a dividend to all stockholders of record on May 26, 2000. The per share exercise price of the warrants is $5.00 per share and the warrants expire on May 26, 2005. If the remaining 2,920,003 warrants were exercised, the Company would receive approximately $14.6 million from the exercise of those warrants. No assurances, however, can be made that any additional warrants will be exercised.



         On October 7, 2003, the Company announced that Michael J. Blumenfeld, the Company's Chief Executive Officer, completed an offering on a firm commitment basis directly to Roth Capital Partners, LLC, of 1,000,000 Warrants held by Mr. Blumenfeld at a per warrant price of $1.95. Under the terms of the offering, Roth Capital immediately exercised the Warrants and the Company issued 1,000,000 shares of Common Stock directly to Roth Capital. Roth Capital sold these shares to institutional investors at a price of $6.95 per share. The Company received $5,000,000, before commissions and expenses, from the exercise of the Warrants. The Company paid a commission to Roth Capital of $450,000 in connection with the sale of the Warrants in the offering and the issuance to Roth Capital of the shares of Common Stock upon Roth Capital's exercise of the Warrants. The Company intends to use the net proceeds it received from the exercise of the Warrants for working capital and general corporate purposes, as well as to finance any strategic acquisitions the Company may decide to pursue.

         We believe the Company will satisfy its short term and long-term liquidity needs from borrowings under the Line of Credit, cash flows from operations, and proceeds received from the exercise of outstanding warrants. We may experience periods of higher borrowing under the Line of Credit due to the seasonal nature of the Company's business cycle. We are actively seeking expansion through acquisitions and/or joint ventures, and the success of such efforts may require additional bank debt, equity financing, or private financing.



APPLICATION OF CRITICAL ACCOUNTING POLICIES



         Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net income during any period. Actual results could differ from those estimates. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:



         Allowance for Doubtful Accounts. We have demonstrated the ability to make reasonable and reliable estimates of allowances for doubtful accounts based on significant historical experience. We have historically included an allowance for doubtful accounts in our financial statements, which we believe is a reasonable estimate of uncollectible accounts. Because estimating our uncollectible accounts requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported accounts receivable balance, we believe that the accounting estimate related to our allowance for doubtful accounts is a "critical accounting estimate." Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it in this MD&A.



         In preparing our financial statements for the fiscal year ended June 30, 2003, we estimated our allowance for doubtful accounts to be $121.1 thousand, and we reduced our accounts receivable by that amount. Our June 30, 2003 estimate for our allowance for doubtful accounts was approximately $25 thousand more than our estimate for the fiscal year ended June 30, 2002. Our estimate of our allowance for doubtful accounts is based on our significant historical experience with actual write-offs of uncollectible doubtful accounts. In addition to the other considerations discussed above, our estimate of doubtful accounts in future periods may change based on general economic conditions that exist at the time we make our estimate. The increase in the amount of our allowance for doubtful accounts for the fiscal year ended June 30, 2003 was due to the increase in accounts receivable at June 30, 2003 compared to June 30, 2002.

         Deferred Taxes. Estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and the probability of realization. Actual income taxes could vary from these estimates due to future changes in income tax law or based upon review of our tax returns by the IRS, as well as operating results of the Company that vary significantly from budgets. Because estimating our deferred taxes payable requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported deferred tax balances, we believe that the accounting estimate related to our deferred income taxes is a "critical accounting estimate." Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it in this MD&A.



         Long-Lived Assets. We assess the recoverability of the carrying value of long-lived assets periodically. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, the carrying value is reduced to its estimated fair value. As of June 30, 2003, the balance sheet includes approximately $800 thousand of goodwill and intangible assets, net, and $550 thousand of fixed assets, net. The Company has concluded that no impairment write-off is necessary. Because estimating the recoverability of the carrying value of long-lived assets requires significant management judgment and that our use of different estimates that we reasonably could have used would have an impact on our reported net long-lived assets, we believe that the accounting estimates related to our impairment testing are "critical accounting estimates." Management of the Company has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the company's disclosure relating to it in this MD&A.

                            DESCRIPTION OF SECURITIES


GENERAL

         As of the closing of the offering, the Company's authorized capital stock will consist of 50,000,000 shares of Common Stock, par value $.01 per share and 1,000,000 shares of Preferred Stock, par value $0.01 per share.

COMMON STOCK

         The holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. See "Dividends." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

         As of the date of this Prospectus, there are no outstanding shares of Preferred Stock. The Board of Directors may authorize the issuance of Preferred Stock in one or more series and may determine, with respect to any such series, the designations, powers, preferences, and rights of such series, and its qualifications, limitations, and restrictions, including, without limitation:

         -        The designation of the series;

         - The number of shares of the series, which number the Board of Directors may (except where otherwise provided in the designations for such series) increase or decrease (but not below the number of shares of such series then outstanding);

         - Whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

         - The conditions upon which and the dates at which dividends, if any, will be payable, and the relation that such dividends, if any, will bear to the dividends payable on any other class or classes of stock;

         - The redemption rights and price or prices, if any, for shares of the series;

         - The terms and amounts of any sinking fund provided for the purchase or redemption of share of the series;

         - The amounts payable on and the preferences, if any, of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company;

         - Whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments, the date or dates as of which such shares will be convertible and all other terms and conditions upon which such conversion may be made; and

         - The voting rights, if any, of the holders of shares of such series.

COMMON STOCK PURCHASE WARRANTS

         Special Dividend of Warrants

         Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share. Warrants are exercisable through May 26, 2005 provided that at the time of exercise the Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Company has the right at any time to call the Warrants for cancellation by giving at least 30 days, but not more than 90 days, notice, at a price of $0.05 per Warrant. Holders of Warrants automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. A notice of redemption shall be mailed to each of the registered holders of the Warrants by First Class mail, postage prepaid, at least 30 days before the date fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise a Warrant shall terminate at 5:00 p.m. (New York City time) on the business day immediately preceding the date fixed for redemption.

         The Warrants may be exercised upon surrender of the Warrant certificate(s) on or prior to the expiration or the redemption date at the offices of Continental Stock Transfer & Trust Company, the Company's warrant agent with the subscription form on the reverse side of the certificate(s) completed and executed as indicated, accomplished by payment (in the form of a certified or cashier's check payable to the order of the Company) of the full exercise price for the number of warrants being exercised.

         The exercise price and number and kind of shares of Common Stock or other securities or assets purchasable on exercise of the Warrants and the cancellation price are subject to adjustment if the Company:

         - Combines or subdivides its outstanding shares of Common Stock, including stock splits effected through a dividend; or

         -        Merges or consolidates with another corporation.

         There will be no adjustment to the Warrants if the Company:

         - Makes any cash dividends or asset distributions with respect to outstanding shares of Common Stock;

         -        Sells additional shares of Common Stock; or

         -        Sells all or substantially all of its assets.

         - In the event of any other type of recapitalization or reorganization of the Company, the Company may, at its option, provide for adjustment to the Warrants' terms.

         The Company is not required to issue fractional shares of Common Stock, and, in lieu of a fractional share, the Company will make a cash payment based upon the current market value of such fractional shares. The Warrants holder will not have any right as a shareholder of the Company unless or until the holder exercises the Warrants.

SUBORDINATED CONVERTIBLE PROMISSORY NOTES

         GENERAL. The Notes were general obligations of ours limited to $2,235,000 in aggregate principal amount. The Notes bore interest at a variable rate equal to the Prime Rate plus 2 1/2 percentage points per year.

         NOTE HOLDERS. The following table and accompanying footnotes identify each of the Note Holders based upon information provided to the Company, set forth as of April 19, 2000, the date the Note Holders converted their Notes into shares of Common Stock. This information also states the principal amount of the Notes, the number of shares the Notes were converted into, shares beneficially held by or acquired by, as the case may be, each Note Holder. Beneficial ownership is stated as of the conversion of the Notes. Percentages are based on 3,679,340 shares of Common Stock outstanding on April 19, 2000.

                                                   Number of Shares         Number of Shares
                              Principal Amount  Issued Upon Conversion        Beneficially
Name of Note Holder               of Note            of Note(1)                 Owned(2)       Percent of Class(3)
-------------------           ----------------  ----------------------      ----------------   -------------------
Michael J. Blumenfeld,           $1,500,000             454,545               4,344,614(4)            67.7%
Chief Executive Officer of
the Company
Watkins Brothers Trust           $  100,000              30,303                  88,606(5)             2.0%
Arthur J. Coerver, IRA           $   20,000               6,060                 100,580(6)             1.9%
Arthur J. Coerver                $   26,000               7,878                 100,580(6)             1.9%
Colleen C. Coerver, IRA          $    4,000               1,212                 100,580(6)             1.9%
Penn Footwear Retirement         $   50,000              15,151                 305,606(7)             6.8%
Trust
Davidowitz Foundation Inc.       $   50,000              15,151                  32,302(8)               *
JIBS Equities, L.P.              $   50,000              15,151                 305,606(7)             6.8%
William Davidowitz               $  100,000              30,303                 110,660(9)             2.5%
Robert W. Philip or Sharon       $   50,000              15,151                  48,302(10)            1.1%
A. Philip Joint Tenants
with Right of Survivorship
Myrna G. Kulp(11)                $  100,000              30,303                  65,926                1.5%
Harvey Rothenberg and            $    5,000               1,515                  18,432(12)              *
Elizabeth Rosenberg
Harvey Rothenberg, IRA           $   10,000               3,030                  18,432(12)              *
H. I. Schendle IRA Rollover      $   50,000              15,151                  48,902(13)            1.1%
Eric Green GST Trust             $  120,000              36,363                  72,726                1.7%

Total                            $2,235,000             677,267

*Less than one percent.

----------

(1) The number of shares issued upon conversion of the Notes is based on a conversion price equal to $3.30 per share, with the Note Holder receiving a cash payment in lieu of any fractional shares that would otherwise be issued.

(2) As required by SEC regulations, the number of shares shown as beneficially owned includes shares that could be purchased within 60 days after the date of this Prospectus. The table shows the total shares issued on the conversion of all of outstanding Notes as well as the shares issuable upon the exercise of all Warrants to acquire shares of Common Stock described in this Prospectus. The actual number of shares of Common Stock issuable upon the exercise of the Warrants is subject to adjustment and could be materially less than the number estimated in this table. This variation is due to factors that cannot be predicted by us at this time. The most significant of these factors is the future market price of our Common Stock.

(3) The percentage of each Note Holder is based on the beneficial ownership of that Note Holder divided by the sum of the current outstanding shares of Common Stock plus the additional shares, if any, that would be issued to that Note Holder (but not any other shareholder) when exercising any Warrant or other right in the future.

(4) Consists of 1,719,462 shares of Common Stock, 454,545 shares issued upon conversion of a Note on April 19, 2000, 10,000 shares issuable upon exercise of an option expiring February 24, 2009, 20,000 shares issuable upon exercise if an option expiring August 15, 2010, and 2,140,607 shares issuable upon exercise of a Warrant expiring May 26, 2005, issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(5) Consists of 13,500 shares of Common Stock, 30,303 shares held in trust for the benefit of Mr. Watkins issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 13,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares held in trust for the benefit of Mr. Watkins issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(6) Consists of 22,640 shares of Common Stock, 6,060 shares held in trust for the benefit of Mr. Coerver issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issued upon conversion of a Note on April 19, 2000, 7,878 shares issued upon conversion of a Note on April 19, 2000, 5,000 shares issuable upon exercise of an option expiring February 24, 2009, 22,640 shares issuable upon exercise of a Warrant expiring May 26, 2005, 6,060 shares held in trust for the benefit of Mr. Coerver issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, 1,212 shares held in trust for the benefit of Mr. Coerver's spouse issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 7,878 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(7) Consists of 122,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 122,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(8) Consists of 1,000 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(9) Consists of 8,500 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 1,000 shares issuable upon exercise of an option expiring February 24, 2009, 8,500 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(10) Consists of 25,000 shares of Common Stock, 30,303 shares issued upon conversion of a Note on April 19, 2000, 25,000 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 30,303 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(11)   Myrna G. Kulp is Michael J. Blumenfeld's sister-in-law.

(12) Consists of 12,200 shares of Common Stock, 1,687 shares of Common Stock held in trust for the benefit of Mr. Rothenberg's child, 3,030 shares held in trust for the benefit of Mr. Rothenberg issued upon conversion of a Note on April 19, 2000, 1,515 shares issued upon conversion of a Note on April 19, 2000, 20,000 shares issuable upon exercise of an option expiring August 15, 2010, 3,000 shares issuable upon exercise of an option expiring February 24, 2009, 1,000 shares issuable upon exercise of an option expiring February 24, 2009 held by Mr. Rothenberg's spouse, 1,687 shares issuable upon exercise of a Warrant expiring May 26, 2005, 12,200 shares held in trust for the benefit of Mr. Rothenberg issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000, and 1,515 shares issuable upon exercise of a Warrant expiring

       May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

(13) Consists of 9,300 shares of Common Stock, 15,151 shares issued upon conversion of a Note on April 19, 2000, 9,300 shares issuable upon exercise of a Warrant expiring May 26, 2005, and 15,151 shares issuable upon exercise of a Warrant expiring May 26, 2005 issued as a special dividend of warrants on shares of Common Stock issued upon conversion of a Note on April 19, 2000.

WARRANT AGENT, STOCK TRANSFER AGENT AND REGISTRAR

         The warrant agent, stock transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

STOCKHOLDER REPORTS

         The Company furnishes its stockholders with annual reports containing audited financial statements and may furnish its stockholders quarterly or semi-annual reports containing unaudited financial information.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

         Section 203 of the Delaware General Corporation Law

         The Company is subject to the provisions of Delaware General Corporation Law ("DGCL") Section 203 (the "Anti-takeover Law") regulating corporate takeovers. The Anti-takeover Law prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (defined as a stockholder who acquires 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of the Anti-takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the application of the Anti-takeover Law.

                                  LEGAL MATTERS

         The validity of the Shares and the Warrants offered hereby will be passed upon for the Company by Sayles, Lidji & Werbner, A Professional Corporation, Dallas, Texas.

                                     EXPERTS


         The consolidated financial statements of the Company as of June 30, 2003 and June 30, 2002, and for the years then ended, are included in the Registration Statement of which this Prospectus is a part in reliance on the report of Grant Thornton LLP, independent certified public accountants, which report is included herein. The consolidated financial statements audited by Grant Thornton LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.


                                 INDEMNIFICATION

         The Company's Bylaws provide that any officer or director who is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was an officer or a director of the Company or is or was serving at the request of the Company as a director or an officer of another entity shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL against all expense, liability, and loss reasonably incurred or suffered by such person in connection therewith. The right to indemnification includes the right to be paid by the Company for expenses incurred in defending any such proceeding in advance of its final disposition. Officers and directors are not entitled to indemnification if such persons did not meet the applicable standard of conduct set forth in the DGCL for officers and directors.

         DGCL Section 145 provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the Company's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well, to the extent of expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         The indemnification provisions contained in the Company's Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

         Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                  PAGE
                                                                                                  ----
Index to Consolidated Financial Statements...................................................     F-1
Report of Independent Certified Public Accountants...........................................     F-2
Consolidated Balance Sheets as of June 30, 2003 and 2002.....................................     F-3
Consolidated Statements of Income for the years ended June 30, 2003 and 2002.................     F-4
Consolidated Statements of Stockholders' Equity for the years ended June 30,
2003 and 2002................................................................................     F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2003 and 2002.............     F-6
Notes to Consolidated Financial Statements...................................................     F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Stockholders and Board of Directors of Collegiate Pacific Inc.



         We have audited the accompanying consolidated balance sheets of Collegiate Pacific Inc. and Subsidiary as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Collegiate Pacific Inc. and Subsidiary as of June 30, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


                                                          /s/ Grant Thornton LLP


Dallas, Texas
August 15, 2003

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2003 AND 2002


                                     ASSETS


                                                                                    2003               2002
                                                                                    ----               ----
Current assets:
     Cash and cash equivalents                                                $      365,713     $     267,362
     Accounts receivable, net of allowance for doubtful accounts
      of $121,139 in 2003 and $96,181 in 2002                                      2,702,551         1,990,997
     Inventories                                                                   3,691,615         2,984,803
     Prepaid expenses and other current assets                                       218,030           149,442
     Current portion of deferred income taxes                                        102,171                --
                                                                              --------------     -------------
             Total current assets                                                  7,080,080         5,392,604

Property, plant and equipment, net of accumulated depreciation
  of $629,205 in 2003 and $445,635 in 2002                                           541,055           502,275
Other assets:
     License agreements, net of accumulated amortization of
        $118,915 in 2003 and $82,759 in 2002                                         116,514           152,670
     Goodwill                                                                        544,375           544,375
     Deferred income taxes                                                           304,646                --
     Other assets, net                                                               238,654           260,798
                                                                              --------------     -------------

             Total assets                                                     $    8,825,324     $   6,852,722
                                                                              ==============     =============


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                    2003               2002
                                                                                    ----               ----
Current liabilities:
     Accounts payable                                                         $    1,642,732     $   1,154,398
     Accrued expenses                                                                205,505           128,648
     Dividends payable                                                               107,704                --
     Income taxes payable                                                             54,789                --
     Other current liabilities                                                            --             7,553
                                                                              --------------     -------------
             Total current liabilities                                             2,010,730         1,290,599

Line of credit                                                                       800,000                --
Notes payable to stockholders                                                             --           353,063
                                                                              --------------     -------------

             Total liabilities                                                     2,810,730         1,643,662

Stockholders' equity:
    Common stock, $.01 par value; authorized 50,000,000 shares,
    Issued: 4,308,169 in 2003 and 4,300,659 in 2002                                   43,082            43,007
     Additional paid-in capital                                                    6,387,090         6,607,546
     Retained earnings(accumulated deficit)                                          201,065          (945,080)
     Treasury shares, at cost: 80,326 shares in 2003 and 59,526
     Shares in 2002                                                                 (616,643)         (496,413)
                                                                              --------------     -------------
             Total stockholders' equity                                            6,014,594         5,209,060
                                                                              --------------     -------------
             Total liabilities and stockholders' equity                       $    8,825,324     $   6,852,722
                                                                              ==============     =============


       The accompanying notes are an integral part of these consolidated financial statements.

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002



                                                                    2003               2002
                                                                    ----               ----
Net sales                                                        $ 21,075,893      $ 16,901,125
Cost of sales                                                      13,268,532        10,654,442
                                                                 ------------      ------------

             Gross profit                                           7,807,361         6,246,683

Selling, general and administrative expenses                        6,839,005         5,307,390
                                                                 ------------      ------------

             Operating profit                                         968,356           939,293
                                                                 ------------      ------------

Other income (expense):
     Interest expense                                                 (84,525)         (140,888)
     Interest income                                                    3,200                63
     Miscellaneous                                                     17,186             7,020
                                                                 ------------      ------------

             Total other expense                                      (64,139)         (133,805)
                                                                 ------------      ------------

Income before provision for income taxes                              904,217           805,488

Income tax benefit                                                   (349,632)               --
                                                                 ------------      ------------

             Net income                                          $  1,253,849      $    805,488
                                                                 ============      ============

Weighted average shares of common stock outstanding -basic          4,225,784         4,225,213
                                                                 ============      ============
Weighted average shares of common stock outstanding -diluted        4,669,574         4,669,008
                                                                 ============      ============
Net income per share of common stock - basic                     $       0.30      $       0.19
                                                                 ============      ============
Net income per share of common stock - diluted                   $       0.27      $       0.17
                                                                 ============      ============


  The accompanying notes are an integral part of these consolidated financial statements.

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002



                                                         ADDITIONAL  RETAINED EARNINGS                     RECEIVABLE
                                      COMMON STOCK        PAID-IN      (ACCUMULATED     TREASURY SHARES       FROM
                                  SHARES     AMOUNT       CAPITAL        DEFICIT)      SHARES    AMOUNT    STOCKHOLDER      TOTAL
                                ----------  ---------    ----------     ---------      ------  ---------   -----------   ----------
Balances at July 1, 2001         4,264,773  $  42,648    $6,452,278    $(1,750,568)    36,226  $(366,470)    $(4,995)    $4,372,893

Issuance of stock for
 Cash                               20,000        200        64,400             --         --         --          --         64,600

Purchase of stock for cash              --         --            --             --     23,300   (129,943)         --       (129,943)

Issuance of stock for
amendment to license agreement      15,886        159        90,868             --         --         --          --         91,027

Payment of notes
receivable from
Stockholder                             --         --            --             --                    --       4,995          4,995

Net income                              --         --            --        805,488         --         --          --        805,488
                                ----------  ---------    ----------    -----------     ------  ---------     -------     ----------

Balances at June 30, 2002        4,300,659     43,007     6,607,546       (945,080)    59,526   (496,413)         --      5,209,060

Issuance of stock for
 Cash                                7,510         75        36,455             --         --         --          --         36,530

Cash dividends                          --         --      (256,911)      (107,704)        --         --          --       (364,615)

Purchase of stock
for cash                                --         --            --             --     20,800   (120,230)         --       (120,230)

Net income                              --         --            --      1,253,849         --         --          --      1,253,849
                                ----------  ---------    ----------    -----------     ------  ---------     -------     ----------
Balances at June 30, 2003        4,308,169  $  43,082    $6,387,090    $   201,065     80,326  $(616,643)    $    --     $6,014,594
                                ==========  =========    ==========    ===========     ======  =========     =======     ==========


   The accompanying notes are an integral part of these consolidated financial statements.

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 2003 AND 2002



                                                                           2003             2002
                                                                           ----             ----
Cash flows from operating activities:
     Net income                                                         $ 1,253,849      $   805,488
     Adjustments to reconcile net income to net cash
       provided by operating activities:
        Depreciation                                                        183,571          187,209
        Amortization                                                         58,300           60,984
        Bad debt expense                                                     78,373           53,116
        Deferred income taxes                                              (406,817)              --
        Change in operating assets and liabilities:
            Accounts receivable                                            (789,927)        (247,034)
            Inventories                                                    (706,812)        (197,634)
            Prepaid expenses and other current assets                       (68,588)          (3,114)
            Other assets, net                                                (7,553)              --
            Accounts payable                                                488,334          212,269
            Accrued expenses                                                 76,857            4,458
            Income taxes payable                                             54,789               --
            Other liabilities                                                    --           (8,591)
                                                                        -----------      -----------
                Net cash provided by operating activities                   214,376          867,151
                                                                        -----------      -----------
Cash flows from investing activities:
     Purchase of property and equipment                                    (222,351)        (166,012)
     Cash received from notes receivable from stockholders                       --            4,995
                                                                        -----------      -----------

                Net cash used in investing activities                      (222,351)        (161,017)
                                                                        -----------      -----------
Cash flow from financing activities:
     Net change in revolving line of credit                                 800,000         (420,000)
     Payments on notes payable to stockholders                             (353,063)        (302,937)
     Payment of dividends                                                  (256,911)              --
     Cash paid for treasury shares                                         (120,230)        (129,943)
     Proceeds from issuance of common stock                                  36,530           64,600
                                                                        -----------      -----------
                Net cash provided by (used in) financing activities         106,326         (788,280)
                                                                        -----------      -----------

                          Increase (decrease) in cash                        98,351          (82,146)
Cash and cash equivalents at beginning of year                              267,362          349,508
                                                                        -----------      -----------

Cash and cash equivalents at end of year                                $   365,713      $   267,362
                                                                        ===========      ===========

Noncash investing and financing activities:
     Common stock issued for amendment to license agreement             $        --      $    91,027
                                                                        ===========      ===========
Cash payments for:
     Income taxes                                                       $        --      $        --
                                                                        ===========      ===========
     Interest                                                           $    84,525      $   162,071
                                                                        ===========      ===========


   The accompanying notes are an integral part of these consolidated financial statements.

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002


(1)      GENERAL AND BACKGROUND


         Collegiate Pacific Inc. ("CPI") was incorporated on April 10, 1997 and began business in June 1997. The Company is a Delaware corporation and is primarily engaged in the mail order marketing of professional sports equipment to schools, colleges and other organizations throughout the United States.





(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION


         The consolidated financial statements include the accounts of CPI and its wholly owned subsidiary Kesmil Manufacturing, Inc. ("KM" and, together with CPI, the "Company"). Significant intercompany accounts and transactions have been eliminated.


FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS


         Financial instruments, which are potentially subject to concentrations of credit risk, consist principally of cash, accounts receivable and notes payable. Cash deposits are placed with high credit quality financial institutions to minimize risk. Accounts receivable are unsecured. The fair value of these financial instruments approximate their carrying values due to their short-term nature or their index tied to market rates.


ESTIMATES AND ASSUMPTIONS


         Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates used in preparing the accompanying financial statements.


CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


ACCOUNTS RECEIVABLE



         The Company's accounts receivable are due primarily from customers in the institutional and sporting goods dealer market. Credit is extended based on evaluation of each customer's financial condition and, generally collateral is not required except on credit extension to international customers. Accounts receivable are generally due within 30 days and are stated in amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than contractual payment terms are considered past due. The Company records an allowance on a specific basis by considering a number of factors, including the length of time the trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited against write-offs in the period the payment is received.

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002


         Changes in the Company's allowance for uncollectible accounts for the years ended June 30, 2003 and 2002 are as follows:



                                               Year Ended June 30,
                                               -------------------
                                              2003            2002
                                              ----            ----
Beginning balance                           $  96,181      $  87,187
Bad debt expense                               78,373         53,116
Accounts written off, net of recoveries       (53,415)       (44,122)
                                            ---------      ---------
Ending balance                              $ 121,139      $  96,181
                                            =========      =========


INVENTORIES

         Inventories are carried at the lower of cost or market using the average cost method.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (5 to 7 years). The cost of maintenance and repairs is expensed as incurred and significant renewals and betterments are capitalized.




GOODWILL


         Goodwill represents the excess of the purchase price paid and liabilities assumed over the estimated fair market value of assets acquired. Goodwill is tested for impairment annually and whenever there is an impairment indicator. Impairment will be recognized if the fair value of goodwill is less than the carrying amount of the goodwill.


LICENSE AGREEMENTS AND TRADEMARKS

         License agreements represent amounts paid to acquire exclusive distribution rights for specific products and are amortized over their estimated useful lives of 5 to 10 years.


         Trademarks represent amounts paid to acquire the rights to brand specific products or categories of products with recognizable brands in certain sporting good categories and are amortized over 15 years.


VALUATION OF LONG-LIVED ASSETS


         The Company periodically evaluates the carrying value of depreciable and amortizable long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized based on the amount by which the carrying value exceeds the asset's fair value.


STOCK BASED COMPENSATION





         At June 30, 2003, the Company has a stock-based employee compensation plan, which is described more fully in Note 9. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. No stock-based compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market price of the underlying common stock on the date of grant. The following table illustrates the effect on net income

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002


and income per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123, "Accounting for Stock-based Compensation," to stock-based employee compensation.



                                                        Year Ended June 30,
                                                        -------------------
                                                      2003              2002
                                                      ----              ----
Net income, as reported                           $   1,253,849    $     805,488
Stock based compensation expense recorded         $          --    $          --
Deduct: Total stock-based employee
  compensation expense determined using
  the fair value based method for all awards,
  net of related tax effects                         (1,109,690)         (98,325)
                                                  -------------    -------------
Pro forma income                                  $     144,159    $     707,163
                                                  =============    =============

Income per share:
   Basic - as reported                            $        0.30    $        0.19

   Basic - pro forma                              $        0.03    $        0.17

   Diluted - as reported                          $        0.27    $        0.17

   Diluted - pro forma                            $        0.03    $        0.15


INCOME TAXES


         The Company utilizes the asset and liability approach in its reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.


ADVERTISING


         Advertising expenses for the fiscal years ended June 30, 2003 and 2002 were approximately $1.8 million and $1.3 million, respectively. No advertising costs were capitalized at June 30, 2003 or 2002.





INCOME PER SHARE

         Basic income per common share is computed by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted income per share is computed based on weighted average number of shares outstanding increased by the effect of stock options and warrants when dilutive.

REVENUE RECOGNITION


         The Company recognizes revenue upon its shipment of inventory to customers. A provision is made for returns, which are based upon historical rates of return experienced by the Company.

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002

SHIPPING AND HANDLING COSTS


         Shipping and handling costs are included in cost of sales.






(3)      INVENTORIES


Inventories consist of the following:


                             June 30,
                             --------
                        2003           2002
                        ----           ----
Raw materials        $  310,871     $  232,064
Work in progress         83,229         42,587
Finished goods        3,297,515      2,710,152
                     ----------     ----------
                     $3,691,615     $2,984,803
                     ==========     ==========



(4)      PROPERTY AND EQUIPMENT


Property and equipment consist of the following:


                                                   June 30,
                                                   --------
                                             2003             2002
                                             ----             ----
Fixtures and equipment                   $   796,203      $   597,763
Manufacturing equipment                      374,057          350,147
                                         -----------      -----------
        Total property and equipment       1,170,260          947,910
Less accumulated depreciation               (629,205)        (445,635)
                                         -----------      -----------
        Property and equipment, net      $   541,055      $   502,275
                                         ===========      ===========






(5)      INTANGIBLE ASSETS


        Intangible assets consist of the following:


                                                                       June 30,
                                                  -----------------------------------------------
                                                           2003                     2002
                                                  -----------------------   -----------------------
                                                    Gross                    Gross
                                                  carrying    Accumulated   carrying   Accumulated
                                                    value    Amortization     value    amortization
                                                    -----    ------------     -----    ------------
Amortizable intangible assets
-----------------------------
     License agreements                           $235,429     $118,915     $235,429     $ 82,759
     Trademarks                                    330,642      108,090      330,642       86,048
                                                  --------     --------     --------     --------
Total amortizable intangible assets               $566,071     $227,005     $566,071     $168,807
                                                  ========     ========     ========     ========

Intangible assets not subject to amortization
---------------------------------------------
     Goodwill                                     $544,375     $     --     $544,375     $     --
                                                  ========     ========     ========     ========



Amortization expense related to intangible assets totaled approximately $58 thousand and $61 thousand during the years ended June 30, 2003 and 2002, respectively. The aggregate estimated amortization expense for intangible assets for each of the fiscal years ending June 30 is as follows:

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002


Year ended
 June 30,
----------
   2004            $ 49,066
   2005              49,066
   2006              32,171
   2007              31,146
   2008              31,146



(6)      LINE OF CREDIT



         On August 22, 2002, the Company and Bank of America, N.A. agreed to amend the terms of the Company's existing revolving line of credit (the "Line of Credit") by increasing the line from $2.5 million to $5.0 million and extending the term of the facility to July 15, 2004. The Line of Credit allows the Company to borrow up to 85% of its eligible accounts receivable and up to 40% of its eligible inventories. This facility includes a provision for letters of credit. At the Company's option, borrowings under the Line of Credit bear interest at the prevailing prime rate plus 0.5% (4.75% at June 30, 2003) or LIBOR plus 3%. As of June 30, 2003, approximately $800 thousand was outstanding under the Line of Credit, leaving the Company with approximately $2.8 million of additional availability under the terms of the borrowing base formula of the Line of Credit. Approximately $2.5 million was available at June 30, 2002. The Line of Credit contains customary covenants and the Company must maintain certain financial ratios pertaining to its net worth and ratio of debt to net worth. The Company is currently in compliance with all financial covenants and management does not believe that the financial covenants set forth in the Line of Credit will have an adverse impact on its operations or future plans.



(7)      FEDERAL INCOME TAXES



         The temporary differences that give rise to the deferred tax assets or liabilities are as follows:



                                              June 30,
                                      ------------------------
                                         2003           2002
                                         ----           ----
Deferred tax assets
  Accounts receivable                 $  44,821      $  32,702
  Inventories                            26,236         23,807
  Net operating loss carryforward       361,842        383,782
  Other                                   2,379          1,496
                                      ---------      ---------
Total deferred tax assets               435,278        441,787

Deferred tax liabilities
  Property and equipment                (25,491)       (21,867)
  Intangible assets                      (2,970)            --
                                      ---------      ---------
Total deferred tax liabilities          (28,461)       (21,867)
                                      ---------      ---------

Net deferred taxes                      406,817        419,920
Valuation allowance                          --       (419,920)
                                      ---------      ---------
  Net deferred tax assets             $ 406,817      $      --
                                      =========      =========






         Based on the Company's operating results and projections of future taxable income, management has determined that it is more likely than not the Company will realize its deferred tax assets. Accordingly, at June 30, 2003, the Company eliminated the valuation allowance on its net deferred tax assets.

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002


         Deferred tax assets and liabilities included in the balance sheet are as follows:



                                        June 30,
                                        --------
                                    2003         2002
                                  --------     --------
Current deferred tax asset        $102,171     $     --
Noncurrent deferred tax asset      304,646           --
                                  --------     --------
                                  $406,817     $     --
                                  ========     ========



         The provision for income taxes consists of the following:



                                    Year ended June 30,
                                  ----------------------
                                     2003         2002
                                     ----         ----
Federal
  Current                         $  40,080      $    --
  Deferred                         (373,832)          --
State
  Current                            17,105           --
  Deferred                          (32,985)          --
                                  ---------      -------
                                  $(349,632)     $    --
                                  =========      =======



         Following is a reconciliation of income taxes at the Federal statutory rate to income tax expense:



                                                              Year ended  June 30,
                                                            ------------------------
                                                               2003           2002
                                                               ----           ----
Tax expense at the Federal statutory rate                   $ 307,433      $ 273,866
Change in valuation allowance                                (419,920)      (309,425)
Increase in available net operating loss carry-forwards      (259,237)            --
Other                                                           4,987         11,636
State income taxes                                             17,105         23,923
                                                            ---------      ---------
Income tax expense (benefit)                                $(349,632)     $      --
                                                            =========      =========



         At June 30, 2003, the Company had net operating loss carry-forwards, which related to pre-1998 operations of the former Drug Screening Systems, Inc. ("DSSI"), the predecessor to the Company. Because of the ownership change rules of the Internal Revenue Code (the "Code"), the Company's ability to use the DSSI net operating loss carryforwards are limited to approximately $1 million, in accordance with the provisions of the Code, and expire in 2011. The increase in available net operating loss carry-forwards relates to the DSSI net operating loss carry-forwards.



(8)      RELATED PARTY TRANSACTIONS



         During each of the fiscal years ended June 30, 2003 and 2002, the Company paid the majority stockholder of the Company approximately $5 and $86 thousand, respectively, in interest on notes payable assumed in conjunction with the purchase of KM. The Company repaid the note payable to the majority stockholder in full in August 2002.

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002


(9)      STOCK OPTIONS AND WARRANTS









         On December 11, 1998, the Company's stockholders approved a new stock option plan, (the "1998 Collegiate Pacific Inc. Stock Option Plan"). This plan authorized the Company's Board of Directors to grant employees, directors and consultants of the Company up to an aggregate of 400,000 shares of the Company's common stock, $0.01 par value per share. The options vest in full upon the employee's one-year anniversary date of employment with the Company or the award date if the employee has been employed for at least one year on the grant date. The number of shares available under the 1998 Collegiate Pacific Inc. Stock Option Plan was increased to 1,000,000 upon approval by the Company's stockholders on March 20, 2001.



         A summary of the Company's employee and director option activity for the fiscal years ended June 30, 2003 and 2002 is as follows:



                                                  Weighted
                                                  Average
                                                  Exercise
                                    Options        Price
                                    -------        -----
Outstanding at July 1, 2001         514,200           5.16

        Granted                      15,000           4.11

        Exercised                   (20,000)          3.23

        Forfeited or cancelled      (11,000)          7.26
                                    -------

Outstanding at June 30, 2002        498,200           5.16

        Granted                     292,200           5.46

        Exercised                    (7,500)          4.86

        Forfeited or cancelled      (10,000)          7.57
                                    -------

Outstanding at June 30, 2003        772,900      $    5.25
                                    =======      =========

Exercisable at June 30, 2002        456,200      $    5.13
                                    =======      =========

Exercisable at June 30, 2003        769,900      $    5.24
                                    =======      =========






         The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: expected volatility of 100% for fiscal 2003, and 121% for fiscal 2002; risk-free interest rates of 3.10% for fiscal 2003, and 4.76% for fiscal 2002; dividend yield of 2.0% to 0% for fiscal 2003 and fiscal 2002, respectively, and expected lives of five years.



The weighted average fair value of options granted in fiscal 2003 and 2002 was $3.80 and $3.45 per share, respectively.

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002


         The following table summarizes additional information about stock options at June 30, 2003:



                          Outstanding                  Exercisable
                 -------------------------------   --------------------
                            Weighted
                            Average
                           Remaining    Weighted               Weighted
                          Contractual    Average                Average
                              Life      Exercise               Exercise
Exercise price    Shares  (In Years)      Price    Shares        Price
--------------    ------  ----------    -------    ------      --------
  $3.88-4.81     266,700      7.8        $ 3.90    266,700     $ 3.90
  $4.90-6.13     474,700      8.6        $ 5.73    471,700     $ 5.73
  $     9.38      31,500      5.7        $ 9.38     31,500     $ 9.38
                 -------                           -------
                 772,900                           769,900
                 =======                           =======



         On May 26, 2000, each record holder of our common stock received a special dividend from the Company of one warrant for each share of common stock owned by the record holder. The Company issued the warrants pursuant to a warrant agreement between the Company and Continental Stock Transfer and Trust Company, Inc. Each warrant entitles the holder to purchase from the Company, for cash, one share of common stock at $5.00 per share. The total number of warrants issued was 4,244,607. The number of shares purchasable upon exercise of each warrant and price per share may be adjusted under certain conditions. Holders may exercise the warrants at any time on or before May 26, 2005, unless extended by the Company. The warrants are callable and cancelable at anytime by the Company at a cancellation price of $0.05 per share of common stock purchasable upon exercise of the warrants. If the Company calls the warrants for cancellation, holders may exercise the warrants at any time prior to the close of business on the business day preceding the date fixed for cancellation. At June 30, 2003, 10 warrants had been exercised.



(10)     LEASES



         The Company leases office and warehouse facilities located in Dallas, Texas and Memphis, Tennessee under the terms of operating leases, which expire at various dates through 2008. Rent expense approximated $339 thousand for the fiscal year ended June 30, 2003, and $269 thousand for the fiscal year ended June 30, 2002.


         Future minimum lease commitments on all operating leases with terms in excess of one year are as follows:


Year ended
 June 30,
----------
  2004     $  357,996
  2005        352,452
  2006        341,364
  2007        341,364
  2008        115,788
           ----------

           $1,508,964
           ==========

                     COLLEGIATE PACIFIC INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JUNE 30, 2003 AND 2002


(11)     INCOME PER SHARE



         Summarized basic and diluted income per common share for the years ended June 30, 2003 and 2002 are as follows:



                              Year Ended June 30, 2003                Year Ended June 30, 2002
                       --------------------------------------         ------------------------
                           Net                      Per share   Net income                    Per share
                         income         Shares        amount     income           Shares       amount
                         ------         ------        ------     ------           ------       ------
Basic income
 per share             $1,253,849      4,225,784     $   0.30   $  805,488      4,225,213     $   0.19
Effect of dilutive
options
and warrants                   --        443,790        (0.03)          --        443,795        (0.02)
                       ----------      ---------     --------   ----------      ---------     --------
Diluted income
 per share             $1,253,849      4,669,574     $   0.27   $  805,488      4,669,008     $   0.17
                       ==========      =========     ========   ==========      =========     ========



For fiscal 2003 and 2002, stock options and warrants covering 274,875 and 2,430,229 shares, respectively, were excluded in the computations of diluted income per share because their effect was antidilutive.

                                     PART II

ITEM 27.  EXHIBITS

         The Exhibits to this Registration Statement are listed in the Index to Exhibits of this Registration Statement, which Index is incorporated herein by reference.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 28, 2003.


                               COLLEGIATE PACIFIC INC.

                               By: /s/ Michael J. Blumenfeld
                                   -----------------------------------------
                                   Michael J. Blumenfeld,
                                   Chairman, Chief Executive Officer
                                   and Director (Principal Executive Officer)

         Pursuant to the requirements of the Securities Act, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


              SIGNATURE                                   TITLE                                   DATE
              ---------                                   -----                                   ----
/s/ Michael J. Blumenfeld                 Chairman, Chief Executive Officer and             October 28, 2003
-------------------------                 Director (Principal Executive Officer)
Michael J. Blumenfeld

         *                                President and Director                            October 28, 2003
--------------------------------------
Adam Blumenfeld

         *                                Chief Financial Officer, Secretary and            October 28, 2003
--------------------------------------    Treasurer (Principal Accounting and
William R. Estill                         Financial Officer)

         *                                Chief Operating Officer and Director              October 28, 2003
--------------------------------------
Arthur J. Coerver

         *                                Vice President Marketing and Director             October 28, 2003
--------------------------------------
Harvey Rothenberg

         *                                Director                                          October 28, 2003
--------------------------------------
Jeff Davidowitz

         *                                Director                                          October 28, 2003
--------------------------------------
William H. Watkins, Jr.

/s/ Robert W. Hampton                     Director                                          October 28, 2003
--------------------------------------
Robert W. Hampton


*By Power of Attorney

                                  EXHIBIT INDEX

Exhibit
Number                              Description
------                              -----------
2.1      Stock Purchase Agreement dated August 18, 1997 with Michael J.
         Blumenfeld.(1)

2.2 Agreement and Plan of Merger dated July 20, 1999, for the reincorporation of the company in Delaware.(2)

3.1      Articles of Incorporation of the company filed on December 15, 1998.(3)

3.2      By-Laws of the company.(3)

3.3 Certificate of Amendment to Certificate of Incorporation of the company filed on January 18, 2000.(4)

4.1 Specimen Certificate of Common Stock, $0.01, par value, of the company.(3)

4.2      Specimen Common Stock Purchase Warrant.(4)

5.1      Opinion of Sayles, Lidji & Werbner, A Professional Corporation*

10.1 Warrant Agency Agreement dated as of June 4, 1993 between the company and Continental Stock Transfer & Trust Company, as Warrant Agent.(5)

10.2     Form of Underwriter's Unit Purchase Warrant of the company.(6)

10.3     Form of Underwriter's Warrant of the company.(6)

10.4     1994 Stock Option Plan of the company.(7)

10.5     Employee Restricted Stock Plan of the company.(8)

10.6 Lease dated July 1, 1997 between the company, as tenant, and Post-Valwood, Inc., as landlord.(9)

10.7 Exclusive Distribution Agreement dated February 24, 1998, between the company and Equipmart, Inc.(9)

10.8 Exclusive Distribution Agreement dated March 7, 1998, between the company and FunNets, Inc.(9)

10.9 Exclusive Distribution Agreement dated March 21, 1998, between the company and Pro Gym Equipment, Inc.(9)

10.10 Stock Acquisition Agreement dated April 14, 1998, between the company and Product Merchandising, Inc.(9)

10.11    1998 Collegiate Pacific Inc. Stock Option Plan.(2)

10.12    Promissory Note dated March 31, 1999 from the company to Michael J.
         Blumenfeld in the principal amount of $1,082,648.75.(10)

10.13 Warrant Agreement dated as of May 26, 2000, between the company and Continental Stock Transfer & Trust Company, as Warrant Agent, with the form of Common Stock purchase warrant attached.(4)

10.14 Stock Purchase Agreement dated September 7, 2000, by and between the company and Michael J. Blumenfeld.(11)

10.15 Assumed Notes Payable dated September 6, 2000 executed by the company payable to Michael Blumenfeld and Abe Blumenfeld in the stated aggregate principal amount of $581,000.(12)

10.16    First Amendment to Stock Option Plan.(14)

10.17 Revolving Line of Credit Agreement dated December 26, 2001, by and between Bank of American, N.A. and the company.(14)

10.18    Engagement Agreement dated January 15, 2002, by and between NetCap
         Ventures, Inc. and the company.(16)

10.19 First Amendment to Revolving Line of Credit dated July 15, 2002, by and between Bank of America, N.A. and the company. (15)

10.20 Second Amendment to Revolving Line of Credit dated August 22, 2002, by and between Bank of America, N.A. and the company. (15)

21       Subsidiaries of the company(15)

23.1     Consent of Sayles, Lidji & Werbner, A Professional Corporation
         (included in Exhibit 5.1)*

23.2     Consent of Grant Thornton LLP*

24.1     Power of Attorney (included in Part II of this Registration
         Statement.(11)

------------
*     Filed herewith

(1) Previously filed as an exhibit to the company's Form 8-K/A filed on September 11, 1997.

(2) Previously filed as an exhibit to the company's Definitive Proxy Statement for its Annual Meeting held on December 11, 1998.

(3) Previously filed as an exhibit to the company's Form 8-A dated September 9, 1999.

(4) Previously filed as an exhibit to the company's Registration Statement on Form SB-2 (No. 333-34294) dated April 7, 2000, as amended.

(5) Previously filed as an exhibit to the company's Form 8-A dated June 28, 1993.

(6) Previously filed as an exhibit to the company's Current Report on Form 8-K filed on July 12, 1993.

(7) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1994.

(8) Previously filed as an exhibit to a Post-Effective Amendment to the company's Registration Statement on Form S-1, File No. 33-19770-NY.

(9) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998.

(10) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999.

(11) Previously filed as an exhibit to the company's Report on Form 8-K filed on September 21, 2000.

(12) Previously filed as an exhibit to the company's Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2000.

(13) Previously filed as an exhibit to the company's Registration Statement on Form SB-2 (No. 333-34294) dated April 30, 2001.

(14) Previously filed as an exhibit to the company's Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2001.

(15) Previously filed as an exhibit to the company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2002.

(16) Previously filed as an exhibit to the company's Registration Statement on Form SB-2 (No. 333-34294) dated January 23, 2002.